EXECUTION VERSION

Exhibit 99.1

NOTE REGARDING REDACTION:

This is a redacted version of a document that was

prepared for IAMGOLD Corporation and

8961166 Canada Inc. in respect of the sale of all of

the issued and outstanding shares of Niobec Inc.

Confidential and commercially sensitive

information has been redacted.

IAMGOLD CORPORATION

AND

8961166 CANADA INC.

SHARE PURCHASE AGREEMENT

DATED OCTOBER 3, 2014

5.6	Consents	34
5.7	Tax Matters	34
5.8	Performance of Obligations	35
5.9	Financing	35
5.10	Post-Closing Confidentiality and Access	38
5.11	Risk of Loss	40
5.12	Exclusive Dealing	40
5.13	Niobec Indebtedness	41
5.14	Commercial Production of Rare Earth Products	41
5.15	Contracts between Niobec and IAMGOLD	42
5.16	Insurance Matters	42
5.17	ARO Letter of Credit	43
ARTICLE 6 CONDITIONS		43
6.1	Mutual Conditions Precedent	43
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	43
6.3	Additional Conditions Precedent to the Obligations of IAMGOLD	45
6.4	Notice and Cure Provisions	45
ARTICLE 7 INDEMNIFICATION		46
7.1	Survival	46
7.2	Indemnification by IAMGOLD; Indemnification by the Purchaser	47
7.3	Limitations on Indemnification	48
7.4	Indemnification Claim Process	50
7.5	Indemnification Procedures for Non-Third Party Claims	51
7.6	Exclusive Remedy	52
7.7	Calculation of Losses; Limitations	52
7.8	Tax Treatment of Indemnity Payments	52
7.9	Subrogation	52
ARTICLE 8 CLOSING		52
8.1	Place of Closing	52
8.2	Closing Procedures	53
ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		53
9.1	Termination	53
9.2	Purchaser Payments	54
9.3	Amendment	57
9.4	Waiver	57

ARTICLE 10 GENERAL PROVISIONS		57
10.1	Expenses	57
10.2	Notices	57
10.3	Governing Law	58
10.4	Injunctive Relief	59
10.5	Time of Essence	60
10.6	Entire Agreement, Binding Effect and Assignment	60
10.7	Severability	61
10.8	Waiver of Claims Against Lenders and Others	61
10.9	Further Assurances	62
10.10	No Third Party Beneficiaries	62
10.11	Language	62
10.12	Counterparts, Execution	62
SCHEDULE 2.4 SAMPLE CLOSING STATEMENT		67
SCHEDULE 3.1 REPRESENTATIONS AND WARRANTIES OF IAMGOLD		68
SCHEDULE 4.1 REPRESENTATIONS AND WARRANTIES OF PURCHASER		90
SCHEDULE 5.1.1 NON-NIOBIUM TRANSFER AGREEMENT		94
SCHEDULE 5.1.2 NIOBEC TRANSFERRING ASSETS		95
SCHEDULE 5.15 CONTINUING IAMGOLD/NIOBEC AGREEMENTS		96
SCHEDULE 6.2(C)(III) TRANSITION SERVICES AGREEMENT		97
SCHEDULE 6.2(C)(IV) NON-COMPETITION AGREEMENT		98
SCHEDULE 6.2(C)(VI) TITLE OPINION		99

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT dated October 3, 2014

B E T W E E N:

IAMGOLD CORPORATION, a corporation existing under the laws of Canada (“IAMGOLD”)

- and -

8961166 CANADA INC., a corporation existing under the laws of Canada (the “Purchaser”)

WHEREAS IAMGOLD is the registered holder and beneficial owner of all of the issued and outstanding shares in the capital of Niobec (as defined below);

AND WHEREAS the Purchaser wishes to purchase from IAMGOLD, and IAMGOLD wishes to sell to the Purchaser, all of the Purchased Shares (as defined below) on and subject to the terms provided herein, including completion of the Pre-Closing Transfer (as defined below);

AND WHEREAS, concurrently with the execution of this Agreement (as defined below), and as a condition and inducement to the willingness of IAMGOLD to enter into this Agreement, the Guarantors (as defined below) are entering into a Limited Guarantee (as defined below) in favour of IAMGOLD with respect to certain of the Purchaser’s obligations under this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Adjustment Date” means either: (a) the fifth (5th) Business Day following the expiry of the Dispute Period; or (b) if a Dispute Notice is given, the fifth (5th) Business Day after the Parties resolve such disagreement or any final determination is made by the Independent Accountant pursuant to Section 2.6;

“affiliate” means an “affiliated entity” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Agreement” means this share purchase agreement, including the schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternate Terms and Conditions” has the meaning ascribed thereto in Section 5.9.1;

“Basket Amount” has the meaning ascribed thereto in Section 7.3.4;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Montreal, Québec are not open for business;

“Business Policies” means any insurance policies entered into by Niobec or the Subsidiary specifically for the benefit of Niobec and/or the Subsidiary and listed in Section (oo) of the IAMGOLD Disclosure Letter;

“Calculation Time” means 11:59 p.m. (Toronto time) on the day immediately preceding the Closing Date;

“Cap” means an amount equal to US$75,000,000;

“Capex Spend Period” means the period commencing on October 1, 2014 and ending on the day immediately preceding the Closing Date (including October 1, 2014 and the day immediately preceding the Closing Date);

“Capital Expenditures” means the expenditures reflected in the Forecast as capital expenditures;

“Cash” means, on a consolidated basis, Niobec’s aggregate actual: (i) cash; (ii) money in bank accounts (net of any bank overdrafts and cheques or other payments in transit which have not been debited against Niobec’s or the Subsidiary’s bank account balances and are not otherwise reflected as Debt or a current payable of Niobec or the Subsidiary); (iii) Short-Term Investments; and (iv) the cash settlement value to Niobec or the Subsidiary in respect of any interest rate, currency, aluminum or other hedge or swap arrangements entered into by Niobec or the Subsidiary (and, for the avoidance of doubt, not by IAMGOLD) determined as if all such agreements are settled on the Closing Date;

“Certified Association” has the meaning ascribed thereto in the Labour Code (Québec);

“Claim Notice” has the meaning ascribed thereto in Section 7.4.2;

“Closing” means the completion of the purchase and sale of the Purchased Shares as provided in this Agreement;

“Closing Capex Spend Amount” means the amount paid by Niobec or the Subsidiary in respect of Capital Expenditures made during the Capex Spend Period;

“Closing Cash” means the Cash as of the Calculation Time;

“Closing Date” means: (a) the later of (i) the date that is five (5) Business Days after the satisfaction or, if permissible, waiver of the conditions of Closing set out in Article 6 (other than those conditions that by their nature can only be satisfied as at the Closing, but, for the avoidance of doubt, the Closing shall be subject to the satisfaction or, if permissible, waiver of such conditions), and (ii) the date that is forty-five (45) days after the date of this Agreement; or (b) such other Business Day as the Purchaser and IAMGOLD may agree in writing as the date that the Closing shall take place; provided that, notwithstanding the foregoing, if the Closing Date is postponed to the Reset Date pursuant to Section 9.1.1(c) or 9.1.1(d), as applicable, then the Closing Date shall be the Reset Date;

“Closing Debt” means the Debt as of the Calculation Time;

“Closing Net Working Capital” means the Net Working Capital as of the Calculation Time;

“Closing Niobec Tax Liability” means the Niobec Tax Liability as at the Closing Time;

“Closing Purchase Price” has the meaning ascribed thereto in Section 2.2;

“Closing Statement” has the meaning ascribed thereto in Section 2.4.2;

“Closing Time” means the first moment in time (Toronto time) on the Closing Date or such other time as IAMGOLD and the Purchaser may agree upon in writing;

“Collective Agreement” means any collective agreement by and between a Certified Association representing any group of unionized employees of Niobec or the Subsidiary, on the one hand, and Niobec or the Subsidiary, on the other hand, including any letter of agreement, letter of understanding or mutual agreement related thereto;

“Commencement of Commercial Production” has the meaning provided in the Gross Proceeds Royalty Agreement;

“Commissioner” means the Commissioner of Competition appointed under section 7(1) of the Competition Act or her designee;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means one of the following has occurred:

(a)	the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement on conditions satisfactory to the Parties, each acting reasonably; or

(b)	notification of the transactions contemplated by this Agreement pursuant to section 114 of the Competition Act has been given or its requirement has been waived by the Commissioner pursuant to section 113(c) of the Competition Act and the Commissioner has advised the Parties in writing that the Commissioner does not intend at that time to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and that advice remains in full force and effect;

“Contract” means any legally binding contract, agreement, license, franchise, undertaking, engagement, lease, arrangement, commitment, understanding or other right or obligation (oral or in writing);

“Corruption Acts” has the meaning ascribed thereto in Section (vv) of Schedule 3.1;

“Court” has the meaning ascribed thereto in Section 10.3.1;

“Cure Date” has the meaning ascribed thereto in Section 6.4;

“Cut-Off Date” has the meaning ascribed thereto in Section 7.1;

“Data Room” means the information contained in the virtual data room hosted at www.projectpoint.buzzsaw.com entitled “Project Sphinx” as at 8:00 p.m. (Toronto time) on October 2, 2014 under the following URLs: (i) Project Sphinx/Corporate Organization/Minute Books/Niobec Inc.; (ii) Project Sphinx/Exploration/Internal Projects/Rare Earth Elements; (iii) Project Sphinx/Financing/250M Niobec Unsecured Revolving Credit Facility; and (iv) Project Sphinx/Operations/Niobec, the contents of which will be reflected on a CD-Rom which shall be provided to the Purchaser as soon as reasonably practicable after the date hereof;

“Debt” means, without duplication: (a) the principal amount of any outstanding indebtedness of Niobec on a consolidated basis for borrowed money, or issued in substitution for, or in exchange of, such indebtedness, whether current or funded, secured or unsecured; (b) all Liabilities of Niobec or the Subsidiary evidenced by any note, bond, debenture or other debt security (excluding, for greater certainty, the Class D shares in the capital of Niobec); (c) all Liabilities under any lease which has been recorded as a capital lease; (d) all letters of credit that are fully cash collateralized by the deposit of cash with the issuing bank; (e) all Liabilities of Niobec or the Subsidiary in respect of any interest rate, currency, aluminum or other hedge or swap agreements entered into by Niobec or the Subsidiary (and for the avoidance of doubt, not by IAMGOLD) determined as if all such agreements are settled on the Closing Date; and (f) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including, consent fees, breakage costs, or similar payments or contractual charges;

“Debt Commitment Letter” has the meaning ascribed thereto in Schedule 4.1(g);

“Debt Financing” has the meaning ascribed thereto in Schedule 4.1(g);

“Debt Financing Agreements” has the meaning ascribed thereto in Section 5.9.1;

“De Minimis Losses” has the meaning ascribed thereto in Section 7.3.3;

“Direct Claim” has the meaning ascribed thereto in Section 7.5;

“Discussion Period” has the meaning ascribed thereto in Section 7.5;

“Dispute Notice” has the meaning ascribed thereto in Section 2.6.1;

“Dispute Period” has the meaning ascribed thereto in Section 2.6.1;

“Employee Policies” has the meaning ascribed thereto in Section (mm) of Schedule 3.1;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere)), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all Laws relating to activities, operations, materials, pollution, Hazardous Substances or the protection of the Environment and all Environmental Permits;

“Environmental Liabilities” means, with respect to any person, all Liabilities, responsibilities, response, remedial and removal costs, rehabilitation or closure costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred or sustained as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, in connection with any environmental matter arising under or related to any Environmental Law or Environmental Permit, or related to any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any immovable property or right;

“Environmental Permits” means all Permits issued or required to be issued by or available with or from any Governmental Entity under any Environmental Laws;

“Equitable Remedies” has the meaning ascribed thereto in Section 10.4.1;

“Equity Commitment Letter” has the meaning ascribed thereto in Schedule 4.1(g);

“Equity Financing” has the meaning ascribed thereto in Schedule 4.1(g);

“Estimated Closing Capex Spend Amount” means a written estimate of the Closing Capex Spend Amount prepared by IAMGOLD in accordance with Section 2.4.1;

“Estimated Closing Cash” means a written estimate of Closing Cash prepared by IAMGOLD in accordance with Section 2.4.1;

“Estimated Closing Debt” means a written estimate of Closing Debt prepared by IAMGOLD in accordance with Section 2.4.1 and, in respect of indebtedness for borrowed money, taking into account the Payoff Letters delivered prior to the Closing;

“Estimated Closing Net Working Capital” means a written estimate of Closing Net Working Capital prepared by IAMGOLD in accordance with Section 2.4.1;

“Estimated Closing Niobec Tax Liability” means a written estimate of the Closing Niobec Tax Liability prepared by IAMGOLD in accordance with Section 2.4.1;

“Estimated Closing Purchase Price” means the amount specified in Section 2.2;

“Estimated Closing Statement” has the meaning ascribed thereto in Section 2.4.1;

“Existing ARO Letter of Credit” has the meaning ascribed thereto in Section 5.17;

“Financing” has the meaning ascribed thereto in Schedule 4.1(g);

“Financing Commitment Letters” has the meaning ascribed thereto in Schedule 4.1(g);

“Financing Failure” means a refusal or other failure, for any reason, on the part of any person that has executed the Debt Commitment Letter or any definitive financing document relating to the Debt Financing, or on the part of any other person obligated or expected at any time to provide a portion of the Debt Financing, to provide a portion of such Debt Financing;

“Financing Failure Payment” has the meaning ascribed thereto in Section 9.2.1;

“Forecast” means the document entitled “NIOBEC 2014 6A + 6F Forecast Discussion & Analysis Memo” and the document summarizing Niobec’s estimated capital details for Q4 2014 & Q1 2015, as these documents are enclosed at Appendix (q) of the IAMGOLD Disclosure Letter;

“Guarantor” has the meaning ascribed thereto in Schedule 4.1(h);

“Governmental Entity” means any: (a) multinational, national, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Gross Proceeds Royalty Agreement” means the gross proceeds royalty payment agreement to be entered into immediately prior to the Closing on the Closing Date between IAMGOLD and Niobec, in the form attached as Schedule A to the Non-Niobium Transfer Agreement;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other substance, material or contaminant regulated or defined pursuant to, or that could result in Liability under, any Environmental Law;

“IAMGOLD Confidentiality Agreement” means the letter agreement dated February 18, 2014 between IAMGOLD and Magris Resources Inc.;

“IAMGOLD Disclosure Letter” means the disclosure letter relating to Niobec executed by IAMGOLD and delivered to and accepted by the Purchaser concurrently with the execution of this Agreement;

“IAMGOLD Environmental Representations” means IAMGOLD’s representations and warranties in Section (jj) of Schedule 3.1;

“IAMGOLD Fundamental Representations” has the meaning ascribed thereto in Section 6.2(b);

“IAMGOLD Indemnitee” means IAMGOLD, its affiliates and its and their respective officers, directors, successors and assigns;

“IAMGOLD Policies” means the insurance policies entered into by IAMGOLD and/or its affiliates (other than Niobec and the Subsidiary) that provide coverage to Niobec or the Subsidiary (other than Business Policies) and listed in Section (pp) of the IAMGOLD Disclosure Letter;

“IAMGOLD Related Parties” has the meaning ascribed thereto in Section 9.2.6;

“IAMGOLD Tax Representations” means IAMGOLD’s representations and warranties in Section (z) of Schedule 3.1;

“IFRS” means the standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time;

“Indemnification Obligations” means any and all obligations of Niobec with respect to the matters described in Appendix (y) to the IAMGOLD Disclosure Letter;

“Indemnitee” and “Indemnitees” has the meaning ascribed thereto in Section 7.2.2;

“Indemnitor” means a Party against which a claim may be made for indemnification under this Agreement pursuant to Article 7;

“Independent Accountant” has the meaning ascribed thereto in Section 2.6.3;

“Information Technology” means all computer systems, data communication systems, software and hardware (other than off-the-shelf software and hardware);

“Intellectual Property” means all intellectual property rights arising under applicable Laws, including all works, representations, software, discoveries, inventions, methods, processes, designations, slogans, logos, domain names, designs, trade secrets, know-how, whether registered or not as patents, copyrights, trademarks, industrial designs, design patents, and any similar rights and any other proprietary rights relating to the aforementioned intellectual property;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Investment Canada Act Approval” means that the Purchaser has been advised in writing that the Minister is satisfied, or that the Minister is deemed to be satisfied, that the transactions contemplated by this Agreement are likely to be of net benefit to Canada;

“Investment Review Division” means the Investment Review Division of Industry Canada under the Investment Canada Act;

“Last Tax Year” means the last taxation year of Niobec ending on or prior to the Closing Time;

“Latest Quarterly Balance Sheet” has the meaning ascribed thereto in Section (p)(ii) of Schedule 3.1;

“Law” or “Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, decrees, rules, regulations, injunctions, awards, judgments and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, in each case having the force of law, and the term “applicable” with respect to such

Laws and in a context that refers to one or more parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Lender Parties” has the meaning ascribed thereto in Section 10.3.2;

“Lenders” has the meaning ascribed thereto in Schedule 4.1(g);

“Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, absolute or otherwise;

“Lien” means any encumbrance, lien (statutory or otherwise), charge, hypothec, prior claim, deed of trust, assignment, privilege, pledge, mortgage, title retention agreement or arrangement, instalment or conditional sale, deemed or statutory trust, profit interest, security interest, reservation of title, resolutory right, easement, option, servitude, dismemberment, right of first refusal, right of first offer, restrictive covenant, right of occupation or other right, of any nature, charging or encumbering any of the assets, properties or shares of Niobec or the Subsidiary, whether registered or unregistered;

“Limited Guarantee” has the meaning ascribed thereto in Schedule 4.1(h);

“Losses” means any loss, Liability, demand, claim, cost, damage, award, claim, suit, action, penalty, Tax, fine or expense (including interest, penalties and reasonable lawyers’ fees and expenses) that are sustained, suffered or imposed; provided that “Losses” shall not include consequential damages (including damages based on lost profits) or punitive damages (other than punitive damages paid to a third party in respect of a third-party claim);

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or circumstance that, individually or in the aggregate with other changes, effects, events, occurrences, states of fact or circumstances, is or would reasonably be expected to be material and adverse to the business, assets, capital, properties, Liabilities (contigent or otherwise), operations, results of operations or condition (financial or otherwise) of Niobec on a consolidated basis (assuming completion of the Pre-Closing Transfer), other than any change, effect, event, occurrence, state of facts or circumstance resulting from or arising out of:

(a)	general political, economic or financial conditions in Canada, the United States or elsewhere;

(b)	the state of (including any changes in) credit, banking, currency or capital markets generally in Canada, the United States or elsewhere;

(c)	changes in any currency exchange rates, interest rates, monetary policy, or inflation;

(d)	any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS);

(e)	any natural disaster, terrorist attack, armed hostilities, military conflicts, or any governmental response to any of the foregoing;

(f)	conditions generally affecting the niobium industry;

(g)	changes in the market price of commodities produced or contemplated to be produced by Niobec;

(h)	any failure by Niobec to meet any public estimates or expectations, including estimates or expectations of Niobec’s revenue, earnings or other financial performance or results of operations for any period but not any underlying change, effect, occurrence, state of facts or circumstances causing such failure which is not otherwise excluded from the term “Material Adverse Effect”, or any failure by Niobec to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations but not any underlying change, effect, occurrence, state of facts or circumstances causing such failure which is not otherwise excluded from the term “Material Adverse Effect”, in each case on a consolidated basis; or

(i)	the execution, announcement or performance of this Agreement (including any litigation or other proceeding as a result thereof);

except in the cases of paragraphs (a), (b), (c), (d) or (e), if Niobec, on a consolidated basis, is disproportionately affected thereby as compared with other participants in the industry in which Niobec, on a consolidated basis, conducts its business (in which case the change, effect, event, occurrence, state of fact or circumstance resulting or arising therefrom shall be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contract” means a Contract to which Niobec or the Subsidiary is a party: (a) under which Niobec or the Subsidiary has directly or indirectly guaranteed any Liabilities of a third party in excess of US$250,000; (b) relating to indebtedness, lending or borrowing of Niobec or the Subsidiary with an outstanding principal amount in excess of US$250,000; (c) under which Niobec or the Subsidiary is obligated to make, or expects to receive, payments in excess of US$250,000 over the remaining term of the Contract other than employment contracts and, in in respect of employment contracts in excess of US$250,0000 on an annual basis; (d) that materially limits or restricts Niobec or the Subsidiary from engaging in any line of business, in any geographic area or with any other person, or from engaging in any merger, consolidation or other business combination or restricting the use of any of Intellectual Property owned by Niobec or the Subsidiary that is material to the business of Niobec on a consolidated basis; (e) that is a Collective Agreement; (f) with any Governmental Entity that is material for the conduct of the business of Niobec or Niobec on a consolidated basis; (g) that provides for the assumption of any material Tax, environmental or other Liability of any person by Niobec or the Subsidiary; (h) that relates to the acquisition or disposition of any material business, a material amount of shares or assets of any other person or any real property for which there are any outstanding obligations that are material to Niobec or the Subsidiary other than the sale of production and inventory sold in the ordinary course of business; (i) under which Niobec and/or the Subsidiary have provided security to secure indebtedness in excess of US$250,000; (j) that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to Niobec on a consolidated basis; (k) pursuant to which Niobec or the Subsidiary grant any right of first refusal, right of first offer or similar right with respect to any material interests or material rights of the business; or (l) prohibiting, materially limiting or otherwise materially restricting Niobec or the Subsidiary from soliciting customers or suppliers;

“Material Regulatory Approvals” means: (a) the Competition Act Approval; and (b) the Investment Canada Act Approval;

“Money Laundering Laws” has the meaning ascribed thereto in Section (uu) of Schedule 3.1;

“Multi-Employer Plan” has the meaning ascribed thereto in Section (ll) of Schedule 3.1;

“Net Working Capital” means, on a consolidated basis, (a) the current assets of Niobec and the Subsidiary less (b) the current liabilities (excluding the Class D shares in the capital of Niobec) of Niobec and the Subsidiary, in each case calculated in accordance with IFRS, consistently applied by Niobec and in accordance with the sample calculations set forth in Schedule 2.4, but in each case, excluding (i) deferred tax liabilities and deferred tax assets, (ii) current assets or current liabilities associated with income taxes and mining duties and (iii) any current assets or current liabilities which are otherwise taken into account in the determination of: (a) Cash, or (b) Debt, (iv) for avoidance of doubt, the cash settlement value in respect of any interest rate, currency, aluminum or other hedge or swap arrangements entered into by IAMGOLD determined as if all such agreements are settled on the Closing Date, and (v) for avoidance of doubt, all liabilities and obligations of IAMGOLD in respect of any interest rate, currency, aluminum or other hedge or swap arrangements entered into by IAMGOLD determined as if all such agreements are settled on the Closing Date;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI IBNR Losses” means any “incurred but not reported” Losses of Niobec and/or the Subsidiary that relate to Losses suffered by Niobec or the Subsidiary caused by an event occurring prior to the Closing that are or will be afforded coverage under any IAMGOLD Policy, but which were not tendered to the IAMGOLD Policies’ insurers prior to the Closing;

“Niobec” means Niobec Inc., a corporation incorporated under the laws of Canada;

“Niobec 2015 Incremental Tax Amount” means the product of the dollar amount of investment tax credits deducted by Niobec in its federal income tax return for the Last Tax Year and 0.269;

“Niobec Assets” has the meaning ascribed thereto in Section 5.1.2;

“Niobec Benefit Plans” has the meaning ascribed thereto in Section (ll) of Schedule 3.1;

“Niobec Confidential Information” means any information relating to the businesses, operations, assets, Liabilities, plans, prospects or affairs of Niobec and/or the Subsidiary in any form, whether written or oral, which is marked or otherwise indicated as being or is, or ought reasonably to be, known to be confidential;

“Niobec Credit Agreement” means the credit agreement dated February 22, 2012 among Niobec, as borrower, the subsidiaries of Niobec from time to time, as obligors, IAMGOLD, as guarantor, the Niobec Credit Facility Lenders, as lenders, and The Bank of Nova Scotia, as administrative agent;

“Niobec Credit Facility” means the credit facility made available to Niobec and its subsidiaries pursuant to the Niobec Credit Agreement;

“Niobec Credit Facility Lenders” has the meaning ascribed thereto in the Niobec Credit Agreement;

“Niobec Financial Statements” has the meaning ascribed thereto in Section (p) of Schedule 3.1;

“Niobec Immovable Property” has the meaning ascribed thereto in Section (aa) of Schedule 3.1;

“Niobec Mine” means the underground niobium mine located on the Niobec Property;

“Niobec Mining Rights” has the meaning ascribed thereto in Section (bb) of Schedule 3.1;

“Niobec Property” means the Niobec property located approximately twenty-five kilometres northwest of Ville de Saguenay (Chicoutimi) in the Province of Quebec, consisting of the Niobec Mining Rights;

“Niobec Shares” means the Class A and D shares in the capital of Niobec other than the Transfer Shares;

“Niobec Tax Liability” means (i) all unpaid Taxes of Niobec or the Subsidiary for a Pre-Closing Period (whether or not due and payable) minus (ii) all Tax refunds for a Pre-Closing Period to which Niobec or the Subsidiary is entitled plus (iii) the Niobec 2015 Incremental Tax Amount. For greater certainty, the Niobec Tax Liability may be a positive or negative number. For this purpose, Taxes with respect to any Pre-Closing Tax Period beginning before but ending after the Closing Time (a “Straddle Period”) shall be allocated between the portion of the Straddle Period ending immediately before the Closing Time and the portion of the Straddle Period beginning at the Closing Time as follow: (i) any property Taxes shall be allocated between those two portions of the Straddle Period in proportion to the number of days in each such portion, and (ii) all other Taxes shall be allocated based on a “closing of the books” as at the Closing Time;

“Niobec Transferring Assets” means the assets listed in Schedule 5.1.2;

“niobium” includes ferroniobium, niobium pentoxide and niobium metal;

“Non-Competition Agreement” means the non-competition and non-solicitation agreement to be entered into at Closing on the Closing Date between IAMGOLD, Niobec and the Purchaser, in the form attached hereto as Schedule 6.2(c)(iv);

“Non-Niobium Mineral Substances” has the meaning ascribed thereto in the Non-Niobium Mineral Substances Agreement;

“Non-Niobium Mineral Substances Agreement” means the agreement concerning Non-Niobium Mineral Substances made as of August 31, 2011 between IAMGOLD and Niobec;

“Non-Niobium Products” has the meaning ascribed thereto in the Non-Niobium Mineral Substances Agreement;

“Non-Niobium Project” has the meaning ascribed thereto in Section 5.1;

“Non-Niobium Transfer Agreement” means the agreement providing for, among other things, the sale of the interest in the Non-Niobium Mineral Substances and Non-Niobium Products located on the Niobec Property by IAMGOLD to Niobec to be entered into immediately prior to the Calculation Time between IAMGOLD and Niobec, in the form attached hereto as Schedule 5.1.1;

“ordinary course of business” means, with respect to an action taken by a person, that such action is consistent in all material respects with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means the date that is four (4) months following the date of this Agreement, or such later date as may be agreed to in writing by the Parties; provided that if the Closing Date is not expected to occur by the date that is four

(4) months following the date of this Agreement solely as a result of the failure to satisfy the condition set forth in Section 6.1(a), then either Party may elect, by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on the date that is not less than five (5) days prior to such date to extend the Outside Date by thirty (30) days; provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(a) is primarily the result of such Party’s failure to comply with its covenants herein;

“Parties” means IAMGOLD and the Purchaser, and “Party” means any of them;

“Payoff Letter” means a payoff letter in connection with the Niobec Credit Facility in form and substance acceptable to the Purchaser, acting reasonably, which: (a) includes the payoff amount under the Niobec Credit Facility; and (b) provides for the release of all Liens in connection with the Niobec Credit Facility;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of or from any Governmental Entity;

“Permitted Liens” means any: (a) Liens for Taxes not yet delinquent and payable and accrued in the ordinary course of business; (b) Permitted Statutory Prior Liens; (c) servitudes, easements or other similar real property rights, as well as encroachments and other minor imperfections of title which do not impair, individually or in the aggregate, detract from the value of or impair the use or marketability of any assets and properties of Niobec and the Subsidiary (assuming completion of the Pre-Closing Transfer); (d) Liens listed in Section 1.1 of the IAMGOLD Disclosure Letter, but only to the extent such Liens conform in all material respects to their description in such section; and (e) any Liens arising pursuant to or in connection with the Non-Niobium Transfer Agreement as contemplated by the Gross Proceeds Royalty Agreement;

“Permitted Losses” has the meaning ascribed thereto in Section 5.16.2;

“Permitted Statutory Prior Liens” means Statutory Prior Liens not yet delinquent, excluding those being contested in good faith by appropriate proceedings for which adequate reserves are recorded in the consolidated accounts of IAMGOLD;

“person” includes an individual, partnership, association, body corporate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity), limited liability company, unincorporated association, joint venture or any other entity, whether or not having legal status;

“Personnel” has the meaning ascribed thereto in Section (mm) of Schedule 3.1;

“Pre-Closing Covenant” means any covenant or agreement of a Party set forth in this Agreement to be performed by such Party at or prior to the Closing, other than the covenants and agreements in Sections 5.7 and 5.15;

“Pre-Closing Tax Period” means: (a) all tax periods ending on or prior to the Closing Date; and (b) for all tax periods beginning before and ending after the Closing Date, the portion thereof ending on the Closing Date;

“Pre-Closing Transfer” has the meaning ascribed thereto in Section 5.1;

“Prime Rate” for any day means the rate of interest expressed as a rate per annum that The Bank of Nova Scotia establishes at its head office in Toronto as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which it at present refers to as its prime rate;

“Purchased Shares” means all of the issued shares of Niobec outstanding at the Closing Time;

“Purchaser Breach Payment” has the meaning ascribed thereto in Section 9.2.2;

“Purchaser Confidentiality Agreement” means the letter agreement dated June 19, 2014 between IAMGOLD and Magris Resources Inc.;

“Purchaser Indemnitees” means the Purchaser and its affiliates and their respective officers, directors, successors and assigns;

“Purchaser Payment” means whichever one of the Financing Failure Payment or the Purchaser Breach Payment is applicable;

“Purchaser Related Parties” has the meaning ascribed thereto in Section 9.2.6;

“Rare Earth Contingent Payment” means a payment of US$30 million dollars, payable by wire transfer of immediately available funds to an account designated by IAMGOLD, payable on the date of the Commencement of Commercial Production;

“Related Party Contract” means a Contract between IAMGOLD or one of its affiliates (excluding Niobec and the Subsidiary), on the one hand, and Niobec and/or the Subsidiary, on the other hand;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor Environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Reset Date” means a date on or prior to the Outside Date determined by the Purchaser or IAMGOLD, as applicable, to which the Closing Date is to be postponed in accordance with Section 9.1;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Severance Costs” shall mean all notice, pay in lieu of notice, termination pay, severance pay, and other amounts or indemnities that are owed to an individual as a result of the termination or discontinuation of his or her employment or service agreement, pursuant to any agreement, policy and to all applicable Laws;

“Short-Term Investments” means certificates of deposit, banker’s acceptances and similar instruments issued by a Canadian financial institution and having a maturity of 90 days or less;

“Sponsors” has the meaning ascribed thereto in Schedule 4.1(g);

“Statutory Prior Liens” means statutory Liens for (i) unpaid wages, (ii) vacation pay, (iii) worker’s compensation, (iv) unemployment insurance premiums, (v) pension plan contributions or winding-up deficiency, (vi) employee or non-resident withholding tax source deductions, (vii) realty taxes (including utility charges and business taxes which are collectable like realty taxes), (viii) unremitted goods and services or harmonized sales taxes, (ix) provincial sales taxes, (x) customs duties or (xi) similar statutory obligations secured by a Lien on the assets of Niobec or the Subsidiary;

“Subsidiary” means Niobec GmbH, a corporation incorporated under the laws of the Federal Republic of Germany;

“Subsidiary Shares” has the meaning ascribed thereto in Section (l) of Schedule 3.1;

“Target Capex Spend Amount” means [Redacted– Definition]

“Target Net Working Capital” means [Redacted – Definition]

“Tax Act” means the Income Tax Act (Canada);

“Tax” or “Taxes” means all taxes, including income taxes, sales and excise taxes, property taxes, mining taxes, transfer tax duties, GST, QST, imposts, duties, withholdings, charges, royalties, fees, levies, goods and services, employer health, pension plan, employment insurance or other assessments of every kind and nature imposed by any Governmental Entity, whether domestic or foreign, together with all interest, fines, penalties and additions attributable to or imposed by any such Governmental Entity with respect to such amounts;

“Technical Report” means the technical report titled “NI 43-101 Technical Report, Update on Niobec Expansion, December 2013” and dated December 10, 2013;

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.10;

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnitee which entitles the Indemnitee to make a claim for indemnification under this Agreement;

“Transaction Documents” means, collectively, the Non-Niobium Transfer Agreement, the Transition Services Agreement and the Non-Competition Agreement;

“Transaction Expenses” means all out-of-pocket fees, costs and expenses (including fees, costs and expenses of advisors, legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees and expenses) incurred by Niobec or the Subsidiary (or for which Niobec or the Subsidiary could otherwise be liable) in connection with or related to the sales process, the negotiation of this Agreement and the other agreements contemplated hereby, the performance of the obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, in each case whenever due and payable;

“Transfer Shares” means the Class A shares in the capital of Niobec to be issued to IAMGOLD pursuant to the Pre-Closing Transfer; and

“Transition Services Agreement” means the transition services agreement in the form attached hereto to in Schedule 6.2(c)(iii).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Computation of Time

A period of time is computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Toronto time) on the last day of the period, if the last day is a Business Day, or at 5:00 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Reference to “US$” means United States dollars, references to “C$” means Canadian dollars. The exchange rate for the purposes of calculating the US$ amount of any amount not denominated in US$ under this Agreement, including, as applicable, Closing Cash and Closing Debt, on any day means the noon exchange rate established by the Bank of Canada on the applicable day (other than in connection with the preparation of the Estimated Closing Statement, which shall use the Bank of Canada noon exchange rate as of the date thereof).

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Niobec shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Niobec required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	References to Statutes

A reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulations.

1.8	References to Persons

A reference to a person includes any successor to that person.

1.9	Certain Phrases

The words: (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (b) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”; and (c) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

1.10	Capitalized Terms

All capitalized terms used in any Schedule or in the IAMGOLD Disclosure Letter have, unless otherwise defined therein, the same meanings ascribed to them in this Agreement.

1.11	Knowledge

In this Agreement, references to “the knowledge of IAMGOLD” mean the actual knowledge, after reasonable inquiry within IAMGOLD, Niobec and the Subsidiary, of [Redacted—Names].

1.12	IAMGOLD Disclosure Letter

For the purposes of this Agreement, IAMGOLD has contemporaneously with the execution of this Agreement delivered to the Purchaser the IAMGOLD Disclosure Letter arranged in sections and subsections corresponding with sections and subsections of this Agreement. Matters disclosed in one section or subsection of the IAMGOLD Disclosure Letter shall be deemed to be disclosed for purposes of all other sections or subsections of the IAMGOLD Disclosure Letter to the extent that it is reasonably apparent that such disclosure is applicable thereto. Notwithstanding the foregoing, matters disclosed in the IAMGOLD Disclosure Letter shall not qualify or create an exception to a covenant or other agreement in this Agreement except to the extent such covenant or agreement is expressly qualified by reference to the IAMGOLD Disclosure Letter.

1.13	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule 2.4	–	Sample Closing Statement
Schedule 3.1	–	IAMGOLD Representations and Warranties
Schedule 4.1	–	Purchaser Representations and Warranties
Schedule 5.1.1	–	Non-Niobium Transfer Agreement
Schedule 5.1.2	–	Niobec Transferring Assets
Schedule 5.15	–	Continuing IAMGOLD/Niobec Agreements
Schedule 6.2(c)(iii)	–	Transition Services Agreement
Schedule 6.2(c)(iv)	–	Non-Competition Agreement
Schedule 6.2(c)(vi)	–	Title Opinion

ARTICLE 2

PURCHASE AND SALE OF THE PURCHASED SHARES

2.1	Purchase and Sale of the Purchased Shares

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Time, the Purchaser agrees to purchase the Purchased Shares from IAMGOLD, and IAMGOLD agrees to sell, assign and transfer the Purchased Shares to the Purchaser.

2.2	Closing Purchase Price

The consideration payable by the Purchaser to IAMGOLD for the Purchased Shares shall be: (a) an amount equal to US$500 million, plus (i) the amount, if any, of the Estimated Closing Cash, minus (ii) the amount, if any, of the Estimated Closing Debt, plus or minus (as the case may be) (iii) the amount, if any, of the Estimated Closing Niobec Tax Liability (where, if the Estimated Closing Niobec Tax Liability is a positive amount, such amount shall be subtracted and if it is a negative amount, the absolute value of such amount will be added), and plus or minus (as the case may be) (iv) the amount, if any, by which the Estimated Closing Capex Spend Amount is greater than the Target Capex Spend Amount, in which case the amount of such excess shall be added or the amount, if any, by which the Estimated Closing Capex Spend Amount is less than the Target Capex Spend Amount, in which case the amount of such deficiency shall be subtracted, and (v) the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, in which case the amount of such excess shall be added or the amount, if any, by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital, in which case the amount of such deficiency shall be subtracted, and, in the case of each of (i), (ii), (iii), (iv) and (v), as adjusted pursuant to Section 2.5. Such net amount prior to being adjusted pursuant to Section 2.5.1 is herein called the “Estimated Closing Purchase Price” and as adjusted pursuant to Section 2.5.1 is herein called the “Closing Purchase Price”; and (b) the Rare Earth Contingent Payment. For certainty, it is the Parties’ intention that each of the foregoing adjustments is mutually exclusive and is to be made without duplication.

2.3	Payment of Estimated Closing Purchase Price

At the Closing, the Purchaser shall pay, or cause to be paid, to IAMGOLD by wire transfer of immediately available funds to an account designated by IAMGOLD by notice to the Purchaser not later than two Business Days prior to the Closing Date, the Estimated Closing Purchase Price.

2.4	Pre and Post-Closing Calculations

2.4.1 IAMGOLD shall, not more than five (5) nor less than three (3) Business Days prior to the Closing Date, prepare and deliver to the Purchaser a statement (the “Estimated Closing Statement”) setting forth in reasonable detail its good faith calculation of: (a) the Estimated Closing Cash; (b) the Estimated Closing Capex Spend Amount; (c) the Estimated Closing Niobec Tax Liability; (d) the Estimated Closing Debt; and (e) the Estimated Closing Net Working Capital. Prior to the Closing Date, IAMGOLD and the Purchaser shall make such revisions to the Estimated Closing Statement as are mutually agreeable between IAMGOLD and the Purchaser. The Estimated Closing Statement (and the calculations therein) shall be made based on the definitions set forth in this Agreement and in accordance with IFRS, consistently applied.

2.4.2 Within ninety (90) days after the Closing, the Purchaser shall prepare and deliver to IAMGOLD a statement (the “Closing Statement”) setting forth the calculation of Closing Cash, Closing Capex Spend Amount, Closing Niobec Tax Liability, Closing Debt and Closing Net Working Capital for its review. The Closing Statement (and the calculations therein) shall be made based on the definitions set forth in this Agreement and in accordance with IFRS, consistently applied.

2.4.3 The Purchaser and IAMGOLD shall, and shall cause their respective accountants to, cooperate and assist in the preparation of the Closing Statement and the calculations of Closing Cash, Closing Capex Spend Amount, Closing Niobec Tax Liability, Closing Debt and Closing Net Working Capital and in the resolution of any amounts or items of dispute and the conduct of the audits and reviews referred to in this Section 2.4, including the making available to the extent necessary of books, records, work papers and personnel.

2.5	Closing Purchase Price Adjustment

2.5.1 Subject to Section 2.5.3, on the Adjustment Date, the consideration payable by the Purchaser to IAMGOLD for the Purchased Shares shall be adjusted as follows:

(a)	if the amount of the Estimated Closing Debt is greater than the amount of the Closing Debt, the amount of such excess shall be added to the Estimated Closing Purchase Price;

(b)	if the amount of the Estimated Closing Debt is less than the amount of the Closing Debt, the amount of such deficiency shall be deducted from the Estimated Closing Purchase Price;

(c)	if the amount of the Estimated Closing Cash is greater than the Closing Cash, the amount of such excess shall be deducted from the Estimated Closing Purchase Price;

(d)	if the amount of the Estimated Closing Cash is less than the Closing Cash, the amount of such deficiency shall be added to the Estimated Closing Purchase Price;

(e)	if the amount of the Estimated Closing Capex Spend Amount is greater than the Closing Capex Spend Amount, the amount of such excess shall be subtracted from the Estimated Closing Purchase Price;

(f)	if the amount of the Estimated Closing Capex Spend Amount is less than the Closing Capex Spend Amount, the amount of such deficiency shall be added to the Estimated Closing Purchase Price;

(g)	if the amount of the Estimated Closing Niobec Tax Liability is greater than the Closing Niobec Tax Liability, the amount of such excess shall be added to the Estimated Closing Price;

(h)	if the amount of the Estimated Closing Niobec Tax Liability is less than the Closing Niobec Tax Liability, the amount of such deficiency shall be deducted from the Estimated Closing Purchase Price;

(i)	if the amount of the Estimated Net Working Capital is greater than the Closing Net Working Capital, the amount of such excess shall be deducted from the Estimated Closing Purchase Price; and

(j)	if the amount of the Estimated Net Working Capital is less than the Closing Net Working Capital, the amount of such deficiency shall be added to the Estimated Closing Purchase Price.

2.5.2 Subject to Section 2.5.3, if the Closing Purchase Price is greater than the Estimated Closing Purchase Price, then the Purchaser shall pay to IAMGOLD the amount of such excess on the Adjustment Date. If the Closing Purchase Price is less than the Estimated Closing Purchase Price, then IAMGOLD shall pay to the Purchaser the amount of such deficiency on the Adjustment Date. Any amount owing by a Party to any other Party as an adjustment to the Estimated Closing Purchase Price shall be made by wire transfer of immediately available funds to the account designated by the Purchaser or to the account designated by IAMGOLD, as applicable, on or prior to the Adjustment Date and shall bear interest from the Closing Date to the date of payment at the Prime Rate, compounded annually. Such interest shall accrue and be paid at the same time the amount owing is paid hereunder.

2.5.3	No adjustments shall be made to the Closing Purchase Price in this Section 2.5 unless the sum of the adjustments exceeds US$50,000.

2.5.4	Any change resulting from this Section 2.5 to the amount of the Estimated Closing Purchase Price shall be allocated to the amount paid for the Purchased Shares.

2.5.5	Any adjustment to the Estimated Closing Purchase Price made hereunder shall be without duplication of any right of a Party to recover Loss pursuant to Article 7.

2.6	Settlement of Disputes

2.6.1 If IAMGOLD disagrees with the Closing Statement, IAMGOLD shall give notice (a “Dispute Notice”) to the Purchaser of such disagreement no later than the fifteenth (15th) Business Day following the delivery of the Closing Statement (the period between delivery of the Closing Statement and such fifteenth (15th) Business Day, being the “Dispute Period”). If no Dispute Notice is given during the Dispute Period, the Parties shall be deemed to have accepted the Closing Statement, which shall then be final and binding on the Parties.

2.6.2 Any Dispute Notice shall set forth in detail the particulars and the dollar amount of such disagreement. IAMGOLD and the Purchaser shall then use reasonable efforts to resolve such disagreement for a period of fifteen (15) Business Days following the giving of such notice.

2.6.3 If the disagreement is not resolved by the end of such fifteen (15) Business Day period, then such disagreement shall be submitted by the Parties to PricewaterhouseCoopers LLP Canada provided that at the applicable time it is an independent accountant of each of the Parties, or, if it is not, an independent accountant of internationally recognized standing reasonably satisfactory to each of the Parties (the “Independent Accountant”). The Independent Accountant shall, as promptly as practicable (but in any event within sixty (60) days following its appointment), make a determination of the items in dispute, based solely on written submissions and information submitted by the Parties to the Independent Accountant, which shall be in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). Such information shall include all working papers of the Purchaser relating to the Closing Statement as the Independent Accountant may reasonably require. The Independent Accountant shall consider only the disputed matters that were properly included in the Dispute Notice and the Independent Accountant may not assign a value to any item in dispute greater than the greatest value assigned by the Purchaser, on the one hand, or IAMGOLD, on the other hand, or less than the smallest value for such item assigned by the Purchaser, on the one hand, or IAMGOLD, on the other hand.

2.6.4 The decision of the Independent Accountant as to the items in dispute shall be final and binding upon all Parties and shall not be subject to court review or otherwise appealable, absent manifest error, however this Section 2.6 will not prohibit any Party from initiating any action, claim or proceeding to compel specific performance of Section 2.5 and this Section 2.6 to enforce the determination of the Independent Accountant. The fees and expenses of the Independent Accountant pursuant to this Section 2.6 shall be borne by IAMGOLD, on the one hand, and the Purchaser, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party.

2.7	Further Adjustments

2.7.1 If, after making the foregoing adjustments relating to the Niobec Tax Liability, or if none are made, on the receipt of the notices of assessment for the applicable Returns, it is subsequently determined (based on the calculation reflected in such notices of assessment for the applicable Returns) that the amount of such adjustments made were incorrect, IAMGOLD or the Purchaser, as applicable, will promptly make the appropriate payment to the other so that after taking into account such payment the appropriate adjustments shall have been made in respect of the Closing Niobec Tax Liability.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF IAMGOLD

3.1	Representations and Warranties

Except as set forth in the IAMGOLD Disclosure Letter, IAMGOLD represents and warrants to the Purchaser as set forth in Schedule 3.1 to this Agreement and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

The Purchaser represents and warrants to IAMGOLD as set forth in Schedule 4.1 to this Agreement and acknowledges and agrees that IAMGOLD is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 5

COVENANTS

5.1	Pre-Closing Transfer

5.1.1 At any time prior to the Calculation Time, pursuant to the Non-Niobium Transfer Agreement, IAMGOLD will transfer to Niobec all of its right, title and interest to the Non-Niobium Mineral Substances and the Non-Niobium Products (the “Non-Niobium Project”) on and subject to the terms provided in the Non-Niobium Transfer Agreement (the “Pre-Closing Transfer”).

5.1.2 Each Party intends that all right, title and interest in and to the assets used exclusively in the operation of the Niobec Mine and the activities carried on by Niobec at the Niobec Mine (including all Non-Niobium Mineral Substances, the Non-Niobium Products and the Niobec Transferring Assets) (collectively, the “Niobec Assets”) be owned by Niobec as of the Closing and not by IAMGOLD. At the Closing Time, and as requested from time to time after, IAMGOLD shall execute and deliver to Niobec all such bills of sales, assignments, instruments of transfer, deeds, assurances, consents and other documents that the Purchaser shall reasonably require in order to effectively transfer to Niobec the Niobec Assets that Niobec does not own and possess immediately prior to the Closing Time including using commercially reasonable effort to obtain any consents or approvals or taking any other commercially reasonable actions necessary to effect such transfers.

5.2	Conduct of Business of Niobec Prior to Closing

IAMGOLD covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except as (i) expressly required or permitted by this Agreement (including, for certainty, Section 5.1 and as required or permitted by the Non-Niobium Transfer Agreement), (ii) required by applicable Law, (iii) provided for in the Forecast; or (iv) consented to by the Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed; provided that withholding, conditioning or delaying consent because the Lenders withhold, condition or delay their consent or require that consent be withheld, conditioned or delayed shall in no event be considered unreasonably withholding, conditioning or delaying consent provided that if the Purchaser would provide such consent but for the Lenders unreasonably withholding their consent, the Purchaser shall take commercially reasonable steps to convince the Lenders to provide their consent), IAMGOLD shall cause Niobec and the Subsidiary to conduct their business in the ordinary course of business and in compliance with applicable Laws and shall use commercially reasonable efforts to maintain each of Niobec’s and the Subsidiary’s customer, supplier and employee relationships and preserve the goodwill of Niobec and the Subsidiary, and, without limiting the generality of the foregoing, shall not permit Niobec or the Subsidiary to, directly or indirectly:

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Niobec or the Subsidiary; (iii) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Niobec or the Subsidiary; (iv) amend the terms of any of the securities of Niobec or the Subsidiary; or (v) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Niobec or the Subsidiary;

(b)	issue, grant, sell or pledge, or agree to issue, grant, sell or pledge, any shares of Niobec or the Subsidiary, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Niobec or the Subsidiary, or declare, set aside or pay any non-cash dividend or other non-cash distribution or payment (whether in shares or property) in respect of any of its shares of any class;

(c)	except as disclosed in Section 5.2(c) of the IAMGOLD Disclosure Letter or except in the ordinary course of business, increase its indebtedness for borrowed money or issue any debt securities or assume, guarantee or accept any responsibility for any Liabilities of any person in excess of US$250,000 in the aggregate, provided that, notwithstanding the foregoing (including in respect of the IAMGOLD Disclosure Letter), (x) Niobec and the Subsidiary shall not under any circumstances issue, announce, offer place or arrange any high-yield or term loan B debt, or (y) until the Purchaser gives notice to IAMGOLD in writing that “Successful Syndication” (as defined in the Debt Commitment Letter) has been achieved (which notice Purchaser shall provide promptly after such Successful Syndication has been achieved), Niobec and the Subsidiary shall not incur (other than pursuant to the existing Niobec Credit Agreement), announce, offer, place or arrange any commercial or bank facilities (including renewals and refinancings);

(d)	except as (i) disclosed in Section 5.2(d) of the IAMGOLD Disclosure Letter, (ii) is necessary to comply with applicable Laws, or (iii) required by or pursuant to any Niobec Benefit Plan or Collective Agreement in effect as of the date hereof: (A) grant to any director, officer, employee or independent contractor of Niobec or the Subsidiary an increase in compensation; (B) enter into any deferred compensation plan, stock purchase plan, stock option plan, “golden parachute agreement”, retention agreement, loan agreement or other similar agreement (or amend any such existing agreement) with any director, officer employee or independent contractor of Niobec or the Subsidiary; (C) grant or increase any Severance Costs; (D) hire any person or dismiss any employee whose annual aggregate compensation is in excess of US$150,000; or (E) adopt any new, or amend or modify any existing, Niobec Benefit Plan unless such changes will not increase the Liabilities of Niobec with respect to any such Niobec Benefit Plan (except, notwithstanding anything in this Section 5.2, each of Niobec and the Subsidiary may enter into releases in a customary form and in favour of the individuals in Section 6.2(c)(v) effective as of the Closing Time);

(e)	except as disclosed in Section 5.2(e) of the IAMGOLD Disclosure Letter, enter into, or amend, modify, terminate or waive any right under any Collective Agreement to which any of the employees of Niobec or the Subsidiary are subject or agree to any amendment, modification, termination or waiver of any terms of any such Collective Agreement, unless the entry into or amendment, modification, termination or waiver does not increase the Liabilities of Purchaser with respect to any such Collective Agreement;

(f)	except as disclosed in Section 5.2(f) of the IAMGOLD Disclosure Letter, acquire any business or any assets or properties other than acquisitions with a purchase price that do not exceed US$250,000 individually or US$500,000 in the aggregate;

(g)	except in the ordinary course of business (including the sale of production and inventory), sell, lease, mortgage, license, encumber or otherwise alienate, transfer or dispose of any assets, rights or properties of Niobec or the Subsidiary;

(h)	enter into any agreement creating a joint venture, partnership or other similar arrangement between Niobec or the Subsidiary and another person;

(i)	except as disclosed in Section 5.2(i) of the IAMGOLD Disclosure Letter, make any capital expenditure or commitment to do so which is not contemplated in the Forecast;

(j)	except as disclosed in Section 5.2(j) of the IAMGOLD Disclosure Letter or except in the ordinary course of business, settle, offer or propose to settle, compromise, assign or release any action, claim, investigation, arbitration or proceeding brought by or against Niobec or the Subsidiary;

(k)	except in connection with customary cash management activities in the ordinary course of business, make any loans, advances, capital contributions or investments;

(l)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business;

(m)	except as (i) disclosed in Section 5.2(m) the IAMGOLD Disclosure Letter or (ii) required by or pursuant to any Niobec Benefit Plan or Collective Agreement, make any bonus or profit sharing distribution or similar payment of any kind to any director, officer, employee or independent contractor of Niobec or the Subsidiary;

(n)	make any material change in Niobec’s methods of accounting, except as required by IFRS;

(o)	(i) enter into any Contract that would be a Material Contract, other than Contracts with respect to the sale of niobium and/or niobium alloys in the ordinary course of business; or (ii) amend or modify in any material respect, transfer or terminate any Material Contract, other than the termination of the Niobec Credit Facility, or any Business Policies (including policies for benefit of the directors of Niobec and the Subsidiary), or waive, release or assign any material rights or claims thereto or thereunder;

(p)	pay, discharge or satisfy any Liabilities that are material to Niobec on a consolidated basis other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Latest Quarterly Balance Sheet, incurred in the ordinary course of business since the Latest Quarterly Balance Sheet or as contemplated in the Forecast;

(q)

except as disclosed in Section 5.2(q) of the IAMGOLD Disclosure Letter, but subject to Section 5.7.3, make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, endanger any Tax asset of Niobec or the Subsidiary, enter into any closing agreement with respect to a material amount of taxes, or settle any material Tax claim, audit or assessment;

(r)	abandon or fail to diligently pursue any application for any Permits and Niobec Mining Rights that are material to Niobec on a consolidated basis or take any action, or fail to take any action, that would reasonably be expected to lead to the termination of any such Permits;

(s)	except (i) as disclosed in Section 5.2(s) of the IAMGOLD Disclosure Letter or (ii) in connection with the sale or licensing of production and inventory in the ordinary course of business, sell, assign, transfer, license, sublicense, pledge or otherwise encumber any of the Intellectual Property rights of Niobec, including those listed in Section (rr) of the IAMGOLD Disclosure Letter;

(t)	enter into or amend any Contract with any broker, finder or investment banker except in the ordinary course of business; or

(u)	authorize, agree or resolve to do any of the foregoing.

5.3	Conduct of Business of the Purchaser

During the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall not, without the prior written consent of IAMGOLD (which consent shall not be unreasonably withheld, conditioned or delayed) take or agree to take any action that would reasonably be expected to: (a) delay or prevent the consummation of the transactions contemplated by this Agreement; or (b) materially interfere with the Purchaser’s ability to satisfy all of the Purchaser’s obligations under this Agreement or the Guarantors’ obligations under the Limited Guarantee or Equity Commitment Letter, including payment of the Closing Purchase Price and the Rare Earth Contingent Payment.

5.4	Access to Information; Confidentiality; Public Announcements

5.4.1 From the date hereof until the earlier of the Closing Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts and provided that it would not unreasonably interfere with the business and affairs of Niobec or the Subsidiary or may result in a waiver of solicitor-client or other legal privilege, IAMGOLD shall, upon prior written notice, permit the Purchaser and its officers, employees, agents and representatives reasonable access during regular business hours to Niobec’s and the Subsidiary’s books, records, Contracts and, with IAMGOLD’s prior written consent (such consent not to be unreasonably withheld), facilities, including the Niobec Immovable Property, Niobec Mine and Niobec Property, and shall furnish the Purchaser and its officers, employees, agents and representatives with all data and information regarding Niobec and the Subsidiary as the Purchaser may reasonably request and shall allow the Purchaser to perform such assessments, investigations, audits and analysis as the Purchaser may reasonably wish to undertake. IAMGOLD shall provide the Purchaser and its officers, employees, agents and representatives with reasonable access to Stephane Ste-Croix, Vice President and General Manager of Niobec, Stephen Eddy, Vice President of Niobec or any officers, employees, agents or representatives of

Niobec to which Stephane Ste-Croix or Stephen Eddy consent in writing (such consent not to be unreasonably withheld, conditioned or delayed). Except as expressly provided in the immediately preceding sentence, neither the Purchaser nor any of its officers, employees, agents or representatives shall have any written or oral communications with any of the employees of Niobec or the Subsidiary without IAMGOLD’s prior written consent. The Purchaser will be entitled to nominate from time to time a representative of the Purchaser acceptable to IAMGOLD, acting reasonably, solely to observe (and, for certainty, not to vote) at any and all in person meetings of the board of directors or other material board committees of Niobec; provided that such observer shall be bound by obligations of confidentiality satisfactory to IAMGOLD, acting reasonably, and shall not be permitted to attend any portion of any such meeting at which commercially or competitively sensitive information, or any matter relating to this Agreement that could prejudice IAMGOLD if the observer were to be in attendance, is to be discussed.

5.4.2 In the event that IAMGOLD does not provide access or information due to applicable Law, the terms of any existing Contracts, obligation of confidentiality or solicitor-client or other legal privilege, IAMGOLD shall provide notice to the Purchaser that it is withholding such access or information and IAMGOLD shall use commercially reasonable efforts to communicate, to the extent permitted by the applicable Law, Contract or obligation of confidentiality or privilege, the applicable information in a way that would not violate the applicable Law, Contract or obligation of confidentiality or waive privilege.

5.4.3 After the date hereof and until the Closing, and subject to Section 5.4.1, IAMGOLD and the Purchaser shall each appoint two representatives who, together with Stephane Ste-Croix, Vice President and General Manager of Niobec or his designate, will form a committee to meet and discuss on a periodic basis matters relating to transition of the operation and management of Niobec following Closing.

5.4.4 The Purchaser acknowledges and agrees that information furnished pursuant to this Section 5.4 shall be subject to the terms and conditions of the IAMGOLD Confidentiality Agreement.

5.4.5 Each of IAMGOLD and the Purchaser shall publicly announce the transactions contemplated by this Agreement promptly following the execution of this Agreement by the Parties. IAMGOLD and Niobec agree to co-operate in the preparation of any press releases and other public filings regarding this Agreement or the transactions contemplated by this Agreement, and no Party shall, subject to applicable Laws or stock exchange rules, issue any press release or otherwise make public announcements with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice promptly following the making of such disclosure or filing.

5.4.6 Except as provided in Section 5.4.5, no Party shall, without the prior written consent of the other Party, disclose the terms or conditions of this Agreement, the Financing or the Financing Commitment Letters, or the transactions contemplated hereby and thereby.

5.5	Material Regulatory Approvals

5.5.1 The Parties will use commercially reasonable efforts to obtain the Material Regulatory Approvals as soon as reasonably practicable, and in doing so will cooperate with and diligently assist each other and keep each other informed as to status of the proceedings related to all filings, submissions or applications relating to Material Regulatory Approvals.

5.5.2 As soon as practicable and in any event within fourteen (14) Business Days after the date of this Agreement (or within such other period of time as the Parties may agree in writing), the Parties shall prepare and file with the Commissioner a request for an advance ruling certificate and any notification, filing, application or submission that the Parties mutually determine may be required or deemed advisable under Part IX of the Competition Act in respect of the transactions contemplated by this Agreement.

5.5.3 As soon as practicable and in any event within fourteen (14)Business Days after the date of this Agreement (or within such other period of time as the Parties may agree in writing), the Purchaser shall prepare and file with the Investment Review Division an application for review under the Investment Canada Act in respect of the transactions contemplated by this Agreement.

5.5.4 The Parties shall promptly furnish any Governmental Entity with any additional information required or reasonably requested under applicable Law in connection with the Material Regulatory Approvals. All material requests and enquiries from these Governmental Entities shall be dealt with by the Parties in consultation with each other. Each of the Parties shall:

(a)	promptly notify the other of written communications of any nature from any Governmental Authority relating to the transactions contemplated by this Agreement and provide the other with copies thereof, except to the extent of competitively or commercially sensitive information, which will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel or expert with any other person and provided that information as to the Purchaser’s internal valuation of Niobec and the Subsidiary need not be disclosed;

(b)	permit the other to review in advance any proposed written communications of any material nature with any Governmental Authority relating to the transactions contemplated by this Agreement, and provide the other with final copies thereof, except to the extent of competitively or commercially sensitive information, which will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel with any other person and provided that information as to the Purchaser’s internal valuation of Niobec and the Subsidiary need not be disclosed;

(c)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner or Investment Review Division unless it consults with the other in advance and gives the other the opportunity to attend and participate thereat (except where the Commissioner or Investment Review Division expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively or commercially sensitive information may be discussed, in which case every reasonable effort will be made to allow external legal counsel to participate);

(d)	the Purchaser shall pay the filing fee relating to the filing under the Competition Act;

(e)	for certainty, in connection with the Competition Act Approval, nothing in this Section 5.5 shall require the Purchaser to: (a) negotiate or agree to the sale, divestiture or disposition by the Purchaser of its or its affiliates’ assets, properties or businesses or the Purchased Shares; or (b) negotiate or agree to any form of behavioural remedy including an interim or permanent hold separate order, or any form of undertakings or other restrictions on its or its affiliates’ assets, properties or businesses or those of Niobec and the Subsidiary; and

(f)	for certainty, the Purchaser shall use commercially reasonable efforts to obtain Investment Canada Act Approval, including providing commercially reasonable undertakings in connection therewith.

5.6	Consents

IAMGOLD shall use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Contracts.

5.7	Tax Matters

5.7.1 Except in connection with the Pre-Closing Transfer, IAMGOLD shall cause each of Niobec and the Subsidiary to: (a) file all Returns required to be filed by it on or after the date hereof that are due on or before the Closing Date and not amend or refile any Returns that have been filed; (b) withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable until the Closing Date, except for any Taxes contested in good faith pursuant to applicable Laws; (c) prior to the Closing Date, except as provided for in Section 5.2(q) of the IAMGOLD Disclosure Letter, not make or rescind any material express or deemed election relating to Taxes; (d) prior to the Closing Date, not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes that would be material to Niobec on a consolidated basis; and (e) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2013, except as may be required by applicable Laws.

5.7.2 Without limiting Section 5.7.1, IAMGOLD shall prepare or cause to be prepared, consistent with past practice, and file or cause to be filed all Tax Returns for Niobec and the Subsidiary that are required to be filed after the Closing Date and that relate to any period before and up to, and including, the Closing Date. IAMGOLD shall provide Purchaser with a draft of such Returns not less than thirty (30) days prior to the due date for filing Returns with the appropriate Governmental Entity. Purchaser shall have the right to review the draft of such Returns. IAMGOLD and the Purchaser shall co-operate fully with each other and make available to each other (and Purchaser shall cause Niobec to do so) in a timely fashion such data and other information as may reasonably be required for the preparation of such Tax Returns and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to such Tax Returns.

5.7.3 The Purchaser shall have the sole discretion to determine whether an election under subsection 256(9) of the Tax Act will be filed with respect to Niobec.

5.8	Performance of Obligations

Each of the Parties covenants and agrees that, except as expressly provided in this Agreement, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, it shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement.

5.9	Financing

5.9.1 In addition to the Purchaser’s obligations provided elsewhere in this Agreement, including Section 5.8, the Purchaser shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its affiliates to, obtain the Financing not later than the Closing, on the terms and conditions contained in the Financing Commitment Letters (including the flex provisions), including using commercially reasonable efforts to (i) comply with its obligations under the Financing Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter (including flex provisions) or on other terms no less favorable, individually or in the aggregate, to the Purchaser than those contained in the Debt Commitment Letter (the “Debt Financing Agreements”), (iii) satisfy on a timely basis all conditions applicable to the Purchaser contained in the Financing Commitment Letters and the Debt Financing Agreements, and (iv) consummate the Financing following the satisfaction of all conditions to the consummation of the Financing as set forth in the Financing Commitment Letters and the Debt Financing Agreements but in all cases at or prior to Closing (it being understood that it is not a condition to Closing under this Agreement for the Purchaser to obtain the Financing or any alternative financing).

Notwithstanding anything to the contrary in the immediately preceding sentence, but subject to the right or requirement to amend, modify, supplement, restate or replace the Financing Commitment Letters as set forth in this paragraph, the Purchaser shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its affiliates to, (i) maintain in effect the Financing Commitment Letters and the Debt Financing Agreements, and (ii) enforce all of its rights under the Financing Commitment Letters and the Debt Financing Agreements. The Purchaser shall keep IAMGOLD informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (including providing IAMGOLD with copies of the Debt Financing Agreements and drafts thereof). Without limiting the generality of the foregoing, the Purchaser shall give IAMGOLD prompt notice (x) of any actual breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any other party to any of the Financing Commitment Letters or the Debt Financing Agreements of which the Purchaser becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any person with respect to any (1) termination or repudiation by any party to any of the Financing Commitment Letters or the Debt Financing Agreements, (2) any actual or written allegation of any default or breach by any such party of any provisions of the Financing Commitment Letters or the Debt Financing Agreements, where such breach or default would reasonably be expected to give rise to a right to terminate the applicable Financing Commitment Letter or Debt Financing Agreement or would reasonably be expected to give rise to a material delay in the Purchaser’s ability to consummate the Closing, or (3) material dispute or disagreement between or among any parties to (I) any of the Debt Commitment Letter or the Debt Financing Agreements, including with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, or (II) the Equity Commitment Letter that would reasonably be expected to give rise to a right to terminate the Equity Commitment Letter, and (z) if at any time for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions (including any market flex) contemplated by the Debt Commitment Letter or the Debt Financing Agreements. As soon as reasonably practicable, the Purchaser shall provide any information reasonably requested by IAMGOLD relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence. Prior to the Closing, the Purchaser shall not, without the prior written consent of IAMGOLD (such consent not to be unreasonably withheld, conditioned or delayed), amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitment Letters or the Debt Financing Agreements, in each case, to the extent such amendment, modification, supplement or waiver, individually or in the aggregate, could reasonably be expected to have the effect of (A) delaying or preventing the Closing or (B) amending, modifying or supplementing the conditions or contingencies to the Financing in a manner that makes it less likely that the Financing will be funded or imposing new or additional conditions or expanding any existing condition to the receipt of the Financing; provided that the Purchaser may amend, modify, supplement, restate or replace the Debt Financing Commitment Letters, in whole or in part, subject to the immediately foregoing clauses (A) and (B), provided that the Purchaser shall promptly deliver to IAMGOLD copies of any such amendment, modification, supplement, restatement or replacement. Notwithstanding anything to the contrary set forth herein, the Purchaser may (without obtaining IAMGOLD’s consent (provided that the following does not result in a circumstance contemplated by the immediately foregoing clauses (A) and (B)) replace, amend, restate, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof. In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions or from the sources contemplated in the Debt Commitment Letter, the

Purchaser shall promptly notify IAMGOLD and use commercially reasonable efforts to arrange alternative debt financing as soon as practicable from other sources of financing on terms and conditions no less favorable, in the aggregate, to the Purchaser than those contained in the Debt Commitment Letter as of the date hereof (the “Alternate Terms and Conditions”), in an amount sufficient, together with the Equity Financing, and on the terms and conditions set forth herein or the Alternate Terms and Conditions to consummate the transactions contemplated by this Agreement. For purposes of Section 5.9.1 and 5.9.2, and any bringdown of the representations and warranties of the Purchaser in Schedule 4.1, references to (x) “Debt Financing” and “Financing” shall include the financing contemplated by the Financing Commitment Letters as permitted by this Section 5.9.1 to be amended, modified, supplemented, restated or replaced and any alternative financing required by this Section 5.9.1, (y) references to “Debt Commitment Letter” shall include any amendment, modification, restatement, supplement and replacement permitted by this Section 5.9.1 and any alternative financing required by this Section 5.9.1, and (z) “Lenders” shall include lenders and other financing sources (including underwriters, placement agents and initial purchasers) providing the Debt Financing pursuant to any amendment, modification, restatement, supplement and replacement permitted by this Section 5.9.1 and any alternative financing required by this Section 5.9.1. In the event that the Purchaser is required pursuant to this Section 5.9.1 to provide any information that is subject to solicitor-client or similar privilege, the Purchaser may withhold disclosure of such information to the extent that it complies, mutatis mutandis, with Section 5.4.2.

5.9.2 IAMGOLD shall, and shall cause Niobec and the Subsidiary and their respective representatives (including officers, employees and advisors) to, at the Purchaser’s sole expense, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Purchaser, which cooperation shall include, at the request of the Purchaser: (i) participating in a reasonable number of meetings, calls, presentations, road shows and due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and upon reasonable notice; (ii) hosting a site visit for the financing sources to facilitate the marketing syndication and making the senior officers and employees of Niobec available to participate in such site visit; (iii) cooperating with the due diligence efforts of the Purchaser and the financing sources and providing such financial and other information regarding Niobec as may be reasonably required by the Debt Commitment Letter and Debt Financing Agreement or otherwise reasonably requested in connection with the Debt Financing (subject in all cases to Sections 5.4.1 and 5.4.2) and reasonably assisting with the preparation of rating agency presentations, private placement memoranda, bank information memoranda, offering documents, lender presentations, disclosure schedules, and similar documents; (iv) causing Niobec to use reasonable efforts to deliver such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate; (v) seeking third party and governmental consents and agreements pursuant to such agreements as may be requested by the Purchaser (provided that none of IAMGOLD, Niobec or the Subsidiary shall be required to pay any amount in connection therewith); and (vi) subject to Section 5.4, providing to the Lenders financial and other information with respect to the business of Niobec and the Subsidiary, making the senior officers, employees and advisors of Niobec available to assist the financing sources and otherwise reasonably cooperating in connection with the Debt Financing; provided further, that no obligation under any agreement, pledge or grant of Niobec in connection with, the arrangement of the Debt Financing shall be effective until the Closing. For the avoidance of doubt, (A) neither IAMGOLD nor any of its affiliates (including Niobec) shall incur or become subject to any Liabilities with respect to any agreements or documents (except, in the case of IAMGOLD, in the case of fraud, intentional misrepresentation, or wilful and intentional breach of this Agreement, and, in the case of Niobec, following Closing) and (B) nothing shall obligate IAMGOLD or Niobec to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion after consultation with legal counsel, result in a violation of Law or loss of solicitor-client privilege provided that, any information so withheld from disclosure shall be subject to Section 5.4.2, and (C) nothing shall obligate IAMGOLD or Niobec to prepare any financial statements other than those expressly set forth in Section 5.9.3. The Purchaser shall, on demand, reimburse IAMGOLD for all reasonable costs incurred by IAMGOLD and its Subsidiaries in connection with such cooperation. IAMGOLD and its representatives shall be given a reasonable opportunity to review and comment on any materials referred to in (ii) above that are to be presented during any meetings conducted in connection with the Debt Financing, and the Purchaser shall give due consideration to any such comments proposed by IAMGOLD and its representatives. The Purchaser shall indemnify and hold harmless the IAMGOLD Indemnitees and their respective representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or any alternative financing and any information utilized in connection therewith, except to the extent such Losses are suffered or incurred as a result of the fraud, intentional misrepresentation, gross negligence, wilful misconduct, and material breach of this Agreement of any IAMGOLD Indemnitees or their respective representatives.

5.9.3 Without limiting the foregoing obligations, IAMGOLD shall deliver to the Purchaser: (a) copies of the unaudited consolidated balance sheets and related statements of income and cash flows of Niobec and the Subsidiary prepared in accordance with IFRS for each fiscal quarter ending on or after September 30, 2014 and at least forty-five (45) days prior to the Closing Date as soon as reasonable practicable (and in any event within forty-five (45) days) following the end of such fiscal quarter (provided the foregoing shall not be required to include any information for any comparative period); and (b) copies of monthly financial and operating reports and projections of Niobec, the Subsidiary or their operations which either of them prepare in the ordinary course of business.

5.10	Post-Closing Confidentiality and Access

5.10.1 For a period of six years following the Closing Date (or with respect to inquiries relating to tax reporting matters, until one year after the expiration (including all periods of extension, whether automatic or permissive) of the period during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year to which the IAMGOLD Tax Representations extend) subject to compliance with applicable Law and the terms of any existing Contracts and provided that it would not unreasonably interfere with the business and affairs of Niobec and the Subsidiary or may result in a waiver of solicitor-client or other legal privilege, the Purchaser shall, upon prior written notice, permit IAMGOLD and its representatives, employees, counsel and accountants, reasonable access, during normal business hours, to all books and records of Niobec and the Subsidiary which relate to periods prior to the Closing, and will permit such persons to examine and copy such books and records to the extent reasonably requested in connection with the preparation of financial records, tax and financial reporting matters, audits, legal proceedings, governmental investigations and regulatory compliance, at

IAMGOLD’s expense. IAMGOLD and the Purchaser will cooperate with each other in connection with any tax audit, regulatory inquiry or similar proceedings involving or otherwise relating to Niobec or the Subsidiary or the Purchased Shares and each will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.10.1. In the event that the Purchaser does not provide access or information due to applicable Law, the terms of any existing Contracts, obligation of confidentiality or solicitor-client or other legal privilege, the Purchaser shall provide notice to IAMGOLD that it is withholding such access or information and the Purchaser shall use commercially reasonable efforts to communicate, to the extent permitted by the applicable Law, Contract or obligation of confidentiality or privilege, the applicable information in a way that would not violate the applicable Law, Contract or obligation of confidentiality or waive privilege. Purchaser will also cause Niobec to provide IAMGOLD with information, documentation and assistance to the extent reasonably requested by IAMGOLD in connection with the preparation of financial records, tax and financial reporting matters, audits, legal proceedings, governmental investigations and regulatory compliance relating to the period up to the Closing, at IAMGOLD’s expense. Such information, documentation and assistance shall be provided in an accurate and timely manner and at a level consistent with past practice, keeping in mind the need for IAMGOLD to meet deadlines imposed by applicable regulators and other governmental authorities.

5.10.2 The Parties acknowledge that IAMGOLD and Niobec have common interest solicitor-client privilege in communications to and from legal counsel of IAMGOLD and Niobec in respect of the transactions contemplated by this Agreement and in the related work product of such legal counsel. The Parties agree that upon Closing, the privilege attaching to all such documents subject to common interest solicitor-client privilege shall become subject to the control of IAMGOLD only and the privilege shall apply as against Niobec and Niobec acknowledges that there shall be deemed to have been no waiver of privilege as between IAMGOLD and Niobec. The Parties confirm that they intend the privilege to continue to apply as against all third parties. Upon Closing all such privileged documents shall be confidential to IAMGOLD and Niobec shall deliver to IAMGOLD all such documents in its possession.

5.10.3 IAMGOLD shall, and shall cause its affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence any and all Niobec Confidential Information, except to the extent that IAMGOLD: (a) can show that such information (i) is generally available to and known by the public through no fault of IAMGOLD, any of its affiliates or their respective representatives; or (ii) is lawfully acquired by IAMGOLD, any of its affiliates or their respective representatives from and after the Closing from sources which to the knowledge of IAMGOLD are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (b) is required to use or disclose such information under applicable Law or stock exchange rules, including in connection with the preparation of tax and financial reporting matters, audits, legal proceedings and governmental investigations. If IAMGOLD or any of its affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of applicable Law, IAMGOLD shall promptly notify Purchaser in writing and shall disclose only that portion of such information which IAMGOLD is advised by its counsel is legally required to be disclosed, provided that, at the expense of the Purchaser,

IAMGOLD shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

5.11	Risk of Loss

5.11.1 If, prior to Closing, all or any material part of the assets of Niobec on a consolidated basis are destroyed or damaged by fire or any other casualty or are expropriated or seized by any Governmental Entity, the Purchaser shall have the option, exercisable by notice in writing given within ten (10) Business Days of the Purchaser receiving notice in writing from IAMGOLD of such destruction, damage, expropriation or seizure to complete the transactions contemplated by this Agreement:

(a)	and reduce the Estimated Closing Purchase Price by an amount equal to the cost of repair, or, if destroyed or damaged beyond repair, by an amount equal to the replacement cost of the assets so damaged or destroyed and all proceeds of insurance for such destruction or damage shall be retained by IAMGOLD, or, if paid to Niobec shall be forthwith directed to IAMGOLD promptly upon receipt; provided that the Purchaser shall be entitled to the proceeds of all business interruption insurance paid pursuant to the IAMGOLD Policies and the Business Policies pertaining to the period as of and following the Closing Date. For certainty, such proceeds of insurance shall not be included as Closing Cash or Closing Net Working Capital for purposes of the calculation in Section 2.5; or

(b)	without reduction of the Estimated Closing Purchase Price, in which event, all proceeds of any insurance or compensation for expropriation or seizure will be retained by Niobec (including business interruption insurance paid pursuant to the IAMGOLD Policies and the Business Policies pertaining to the period as of and following the Closing Date); and, for greater certainty, to the extent that any additional proceeds are recoverable under an IAMGOLD Policy or a Business Policy for business lost in excess of the loss in the post-Closing period, such proceeds shall be retained by IAMGOLD).

5.11.2 For certainty, the Purchaser’s option in Section 5.11.1 will be without prejudice to the Purchaser’s rights in Section 6.2.

5.12	Exclusive Dealing

From the date hereof until the earlier of the Closing Time and the termination of this Agreement, IAMGOLD shall not, directly or indirectly, solicit, initiate, or knowingly encourage any inquiries or proposals from, negotiate with, provide any non-public information to, or consider any inquiries or proposals from, or enter into any agreement with, any person (other than Purchaser and its affiliates) relating to any transaction involving the sale of the business or any of the assets of Niobec and the Subsidiary that individually or in the aggregate would be material to Niobec on a consolidated basis or the sale of any shares of Niobec or any shares of the Subsidiary (other than as expressly permitted in this Agreement). IAMGOLD will discontinue access of third parties to any confidential information of Niobec or the Subsidiary and: (a) will on or before the second (2nd) Business Day following the date hereof, request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with IAMGOLD or its affiliates which remains in force relating to the sale of the business or any of the assets of Niobec and the Subsidiary that individually or in the aggregate would be material to Niobec on a consolidated basis or the sale of any shares of Niobec or any shares of the Subsidiary; and (b) on the Closing Date, to the extent not prohibited by the terms of the confidentiality agreement, assign and deliver to the Purchaser each confidentiality agreement in force as of such date and, to the extent that Niobec is not a direct beneficiary of any such confidentiality agreement, if not prohibited by the terms of the confidentiality agreement, provide a copy of each such confidentiality agreement to the Purchaser. To the extent that IAMGOLD is not permitted by the terms of a confidentiality agreement to assign such agreement to the Purchaser, IAMGOLD shall notify the Purchaser of the existence of such confidentiality agreement and, if not prohibited by the terms of the confidentiality agreement, provide the Purchaser with a copy of such confidentiality agreement, and hold the benefit of such confidentiality agreement in trust for the Purchaser and enforce such confidentiality agreement at the request of the Purchaser and at the Purchaser’s expense. IAMGOLD shall promptly (and in any event within two (2) Business Days) notify the Purchaser of any written proposal received by IAMGOLD after the date hereof and prior to Closing relating to the sale of the business or any of the assets of Niobec and the Subsidiary that individually or in the aggregate would be material to Niobec on a consolidated basis or the sale of any shares of Niobec or any shares of the Subsidiary. For certainty, this Section 5.12 shall not apply in respect of any transaction or proposed transaction (including any take-over bid, acquisition, merger, arrangement, amalgamation, business combination, the sale of any assets or any similar transaction) involving IAMGOLD; provided that such transaction or proposed transaction does not include the sale of the business or any of the assets of Niobec and the Subsidiary that individually or in the aggregate would be material to Niobec on a consolidated basis or the sale of any shares of Niobec or any shares of the Subsidiary (other than as expressly permitted in this Agreement).

5.13	Niobec Indebtedness

5.13.1 IAMGOLD shall cause the Niobec Credit Facility and all agreements under which Niobec and/or the Subsidiary have provided security under the Niobec Credit Facility to be fully repaid and terminated at or prior to the Closing.

5.13.2 All related party payables and receivables, affiliate payables and receivables or other intercompany Debt owing between IAMGOLD and/or its affiliates (excluding Niobec and the Subsidiary), on the one hand, and Niobec and/or the Subsidiary, on the other hand, shall be repaid prior to the Closing Date.

5.14	Commercial Production of Rare Earth Products

5.14.1 Following Closing, the Purchaser shall promptly, and in any event within five (5) Business Days, notify IAMGOLD of the Commencement of Commercial Production and concurrently with the delivery of such notice shall make payment of the Rare Earth Contingent Payment.

5.14.2 Without the prior written consent of IAMGOLD, such consent not to be unreasonably withheld, conditioned or delayed, until the Purchaser has made payment of the Rare Earth Contingent Payment, the Purchaser shall not enter into any transaction or series of transactions that would result in any person other than the Purchaser owning a direct controlling interest in the Non-Niobium Project.

5.15	Contracts between Niobec and IAMGOLD

5.15.1 IAMGOLD shall cause all Related Party Contracts identified in Section 5.15 of the IAMGOLD Disclosure Letter to terminate as of the Closing Time without cost or Liability to Niobec or the Subsidiary other than the Transition Services Agreement and the Related Party Contracts listed in Schedule 5.15.

5.15.2 To the extent that any Related Party Contract is not included in Section 5.15 of the IAMGOLD Disclosure Letter and is subsequently discovered after the date of this Agreement, the Parties agree that such Related Party Contract will, at the option of the Purchaser (i) terminate effective as of the Closing Time, or (ii) continue in full force and effect on its terms.

5.16	Insurance Matters

5.16.1 Until the Closing Time, IAMGOLD shall, and shall cause Niobec and the Subsidiary to: (i) keep in full force and effect all of the IAMGOLD Policies and all of the Business Policies, as applicable; and (ii) give any notice or present any claim under any IAMGOLD Policies or Business Policy, as applicable, consistent with past practice in the ordinary course of business.

5.16.2 IAMGOLD acknowledges and shall use commercially reasonable efforts to ensure that following the Closing Time, the occurrence based coverage under all IAMGOLD Policies shall continue in full force and effect for the benefit of Niobec and the Subsidiary for any NI IBNR Losses. For the avoidance of doubt, IAMGOLD shall use commercially reasonable efforts to ensure that, following the Closing Time, Niobec and the Subsidiary will continue to benefit from: (i) all IAMGOLD Policies for any Losses that were tendered to the IAMGOLD Policies’ insurers for coverage prior to the Closing Time; and (ii) NI IBNR Losses (together with all Losses referred to in (i), “Permitted Losses”). IAMGOLD shall use commercially reasonable efforts to assist the Purchaser in pursuing all Permitted Losses in excess of US$50,000, without duplication, net of any deductible.

5.16.3 IAMGOLD shall use commercially reasonable efforts to assist the Purchaser in determining if any Business Policies can be transferred to or novated to, Niobec and/or to Purchaser following Closing. If, in the opinion of Purchaser, acting reasonably, any Business Policy should be retained, transferred or novated to Niobec and/or the Purchaser, IAMGOLD shall, at the cost of the Purchaser, use commercially reasonable efforts to assist the Purchaser in working with the Business Policies’ insurers to effect such retention, transfer or novation (it being understood that there is no assurance that the relevant insurer will agree to such retention, transfer or novation). The Purchaser shall otherwise arrange for its own insurance policies with respect to Niobec and the Subsidiary covering any post-Closing insurable assets and Losses of Niobec and the Subsidiary following the Closing.

5.17	ARO Letter of Credit

The Purchaser shall, as soon as practicable and in any event no later than 30 days following Closing, use commercially reasonable efforts to secure a letter of credit in customary form for the benefit of the Ministère de l’Énergie et des Ressources naturelles (Québec) to guarantee Niobec’s asset retirement obligations relating to the Niobec Mine based on the most recent Niobec Mine closure plan submitted to the applicable Quebec Governmental Entity and use commercially reasonable efforts to cause the existing letter of credit dated August 25, 2014 and issued by the National Bank of Canada for the benefit of Ministère de l’Énergie et des Ressources naturelles (Québec) in respect of such obligations (the “Existing ARO Letter of Credit”) is fully released and cancelled.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing Time, of each of the following conditions precedent, each of which may only be waived with the mutual written consent of the Parties:

(a)	the Material Regulatory Approvals shall have been obtained and remain in full force and effect; and

(b)	no action, suit or proceeding, shall have been taken by any person under any applicable Law or by any Governmental Entity, and no applicable Law shall have been enacted, promulgated, amended or applied, in each case, that (and, in the case of any action, suit or proceeding, if decided adversely): (i) makes completion of the transactions contemplated by this Agreement illegal; or (ii) has the effect of enjoining or prohibiting the transactions contemplated by this Agreement.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment, on or before the Closing Time, of each of the following conditions precedent, each of which is for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser at any time:

(a)	all covenants of IAMGOLD under this Agreement to be performed on or before the Closing Time shall have been duly performed by IAMGOLD in all material respects, and the Purchaser shall have received an officers’ certificate of IAMGOLD, addressed to the Purchaser and dated the Closing Date, signed by two of its senior executive officers (without personal liability), confirming the same as at the Closing Time;

(b)	(i) the representations and warranties of IAMGOLD contained in the first sentence of Section (a) set forth in Schedule 3.1, (b), (c), (i), (k) and (bb)(ii) set forth in Schedule 3.1 (collectively, the “IAMGOLD Fundamental Representations”) and all representations and warranties of IAMGOLD set forth in Schedule 3.1 that are qualified by materiality and/or Material Adverse Effect shall be true and correct in all respects as of the Closing Time as though made on and as of the Closing Time (except where a representation and warranty is made as of a specified date, it must be true and correct as of that specified date), and (ii) all other representations and warranties of IAMGOLD set forth in Schedule 3.1 shall be true and correct in all material respects (except where a representation and warranty is made as of a specified date, it must be true and correct in all material respects as of that specified date), and the Purchaser shall have received a certificate from IAMGOLD addressed to the Purchaser and dated the Closing Date, signed on behalf of IAMGOLD by two of its senior executive officers (without personal liability), confirming the same as at the Closing Time;

(c)	IAMGOLD shall have delivered, or caused the delivery of the following to the Purchaser:

(i)	a certificate of status, compliance, attestation, good standing or like certificate with respect to Niobec and the Subsidiary;

(ii)	certified copies of the: (A) constating documents of Niobec and the Subsidiary; (B) all resolutions of directors of IAMGOLD approving the entering into of this Agreement and the completion of the transactions contemplated by this Agreement; and (C) a list of directors and officers of Niobec authorized to sign any other documents required to be delivered hereunder;

(iii)	the Transition Services Agreement duly executed by IAMGOLD;

(iv)	the Non-Competition Agreement duly executed by IAMGOLD;

(v)	a resignation and release (in a customary form and in favour of Niobec and the Subsidiary), effective as at the Closing Time, executed by each director and officer of Niobec and the Subsidiary as requested by Purchaser in writing (provided each such director and officer receives a mutual release in customary form in his or her favour from Niobec or the Subsidiary, as the case may be) and a resignation by each director that has been nominated by Niobec to sit on the board of any other entity in which Niobec holds an equity interest as disclosed in Section (k) of the IAMGOLD Disclosure Letter;

(vi)	a title opinion, in the form attached hereto as Schedule 6.2(c)(vi) to the IAMGOLD Disclosure Letter, with respect to the Niobec Property;

(vii)	evidence of the termination of all Related Party Contracts which are required pursuant to Section 5.15 to be terminated on or prior to the Closing Date; and

(viii)	evidence that: (a) the Niobec Credit Facility has been terminated on or prior to the Closing Date; (b) the Niobec Credit Facility has been repaid on or prior to the Closing Date; and (c) all agreements under which Niobec and/or the Subsidiary have provided security under the Niobec Credit Facility shall have been terminated;

(d)	since the date of this Agreement, no Material Adverse Effect shall have occurred and the Purchaser shall have received a certificate from IAMGOLD addressed to the Purchaser and dated the Closing Date, signed on behalf of IAMGOLD by two of its senior executive officers (without personal liability), confirming the same as at the Closing Time; and

(e)	the Pre-Closing Transfer shall have been completed in accordance with the Pre-Closing Transfer Agreement.

6.3	Additional Conditions Precedent to the Obligations of IAMGOLD

The obligations of IAMGOLD to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment, on or before the Closing Time, of each of the following conditions precedent, each of which is for the exclusive benefit of IAMGOLD and may be waived in whole or in part by IAMGOLD at any time:

(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Purchaser in all material respects, and IAMGOLD shall have received an officers’ certificate of each of the Purchaser, addressed to IAMGOLD and dated the Closing Date, signed by two of their senior executive officers (without personal liability), confirming the same as at the Closing Time; and

(b)	(i) the representations and warranties of the Purchaser contained in Sections (a), (b), (c), and (g) set forth in Schedule 4.1 and all other representations and warranties of the Purchaser set forth in Schedule 4.1 that are qualified by materiality shall be true and correct in all respects as of the Closing Time as though made on and as of the Closing Time (except where a representation and warranty is made as of a specified date, it must be true and correct as of that specified date) and (ii) all other representations and warranties of the Purchaser set forth in Schedule 4.1 shall be true and correct in all material respects as of the Closing Time as though made on and as of the Closing Time (except where a representation and warranty is made as of a specified date, it must be true and correct in all material respects as of that specified date), and IAMGOLD shall have received a certificate from the Purchaser addressed to IAMGOLD and dated the Closing Date, signed on behalf of the Purchaser by two of its senior executive officers (without personal liability), confirming the same as at the Closing Time.

6.4	Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this

Agreement and the Closing Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Closing Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Closing Time.

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 9.1.1(c) and IAMGOLD may not exercise its right to terminate this Agreement pursuant to Section 9.1.1(d) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of the earlier of: (a) ten (10) Business Days from the receipt of such notice, and (b) the Outside Date provided that such matter has not been cured by such earlier date (such date being referred to as the “Cure Date”).

ARTICLE 7

INDEMNIFICATION

7.1	Survival

Each of the representations and warranties of IAMGOLD contained in Schedule 3.1 (other than the IAMGOLD Environmental Representations, the IAMGOLD Fundamental Representations and the IAMGOLD Tax Representations) and of the Purchaser contained in Schedule 4.1 shall survive until eighteen (18) months from the Closing Date. Each of the IAMGOLD Environmental Representations shall survive until the third (3rd) anniversary of the Closing Date, each of the IAMGOLD Tax Representations and the tax indemnification obligations of IAMGOLD pursuant to Section 7.2.1(f) shall survive until six (6) months after the expiration (including all periods of extension, whether automatic or permissive) of the period during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year to which the IAMGOLD Tax Representations extend or in respect of any Pre-Closing Tax Period, as applicable, and each of the IAMGOLD Fundamental Representations shall survive indefinitely without limitation of time. Except in the event of fraud, wilful or intentional breach or non-performance of any particular Pre-Closing Covenant, each of the Pre-Closing Covenants shall survive the Closing Date until eighteen (18) months from the Closing Date. All other covenants and agreements of the Parties in this Agreement shall survive the Closing Date in accordance with their terms. If any Claim Notice is given in accordance with the terms of Section 7.4: (i) on or prior to the applicable survival date set forth in this Section 7.1 (as applicable, the “Cut-Off Date”), or (ii) is based on fraud, the claims specifically set forth in the Claim Notice shall survive until such time as such claim is finally resolved.

7.2	Indemnification by IAMGOLD; Indemnification by the Purchaser

7.2.1 Subject to the limitations set forth herein, from and after the Closing, IAMGOLD agrees to indemnify and hold harmless the Purchaser Indemnitees from and against any and all Losses arising from, in connection with or related to:

(a)	any breach or inaccuracy of any IAMGOLD Fundamental Representation made in this Agreement or in the certificate delivered pursuant to Section 6.2(b);

(b)	any breach or inaccuracy of any IAMGOLD Tax Representation made in this Agreement or in the certificate delivered pursuant to Section 6.2(b); provided that, in determining whether there has been any breach or inaccuracy of any representation or warranty made in such certificate, such representation and warranty shall be read without the materiality qualifier in Section 6.2(b)(ii);

(c)	any breach or inaccuracy of any representation or warranty made by IAMGOLD in this Agreement or in the certificate delivered pursuant to Section 6.2(b) (other than a breach or inaccuracy of any IAMGOLD Fundamental Representation or any IAMGOLD Tax Representation); provided that, in determining whether there has been any breach or inaccuracy of any representation or warranty made in such certificate, such representation and warranty shall be read without the materiality qualifier in Section 6.2(b)(ii);

(d)	any breach or non-performance of any Pre-Closing Covenant by IAMGOLD;

(e)	any breach or non-performance of any covenant or agreement made pursuant to this Agreement by IAMGOLD, other than any Pre-Closing Covenant;

(f)	any Taxes required to be paid or remitted by Niobec or the Subsidiary with respect to any Pre-Closing Tax Period except to the extent that such Taxes have been taken into account in the determination of the Closing Niobec Tax Liability;

(g)	any Transaction Expenses that remain unpaid after the Closing Date; or

(h)	the Indemnification Obligations.

7.2.2 Subject to the limitations set forth herein, from and after the Closing, the Purchaser hereby agrees to indemnify and hold harmless the IAMGOLD Indemnitees (together with the Purchaser Indemnitees, the “Indemnitees” and each an “Indemnitee”), from and against any Losses arising from, or in connection with:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in the certificate delivered pursuant to Section 6.3(b); provided that, in determining whether there has been any breach or inaccuracy of any representation or warranty made in such certificate, such representation and warranty shall be read without the materiality qualifier in Section 6.3(b)(ii);

(b)	any breach or non-performance of any Pre-Closing Covenant by the Purchaser;

(c)	any breach or non-performance of any covenant or agreement made pursuant to this Agreement by the Purchaser, other than a breach of Section 5.14 and any Pre-Closing Covenant;

(d)	any breach or non-performance of the covenants contained in Section 5.14; or

(e)	the Existing ARO Letter of Credit.

7.2.3 The Parties agree that, for the purposes of this Article 7, Loss suffered or incurred by Niobec or a Subsidiary arising from, in connection with or related to the matters referred to in Section 7.2.1 shall, dollar-for-dollar, be deemed to be a Loss suffered or incurred by the Purchaser.

7.2.4 For the sole purpose of calculating the amount of any Loss that is the subject matter of a claim for indemnification pursuant to Sections 7.2.1(a), 7.2.1(b) and 7.2.1(c) (but, for certainty, not for determining whether any breach or inaccuracy of any representation or warranty has occurred), any reference to “materiality”, or other similar qualification or limitation that is contained in or is otherwise applicable to such representation or warranty will be disregarded, including the materiality qualifier in Section 6.2(b)(ii).

7.2.5 Notwithstanding any other provision of this Article 7, no claim may be made against IAMGOLD, including under Section 7.2.1(b) or Section 7.2.1(f), in the case of any Loss arising from, in connection with or related to the Purchaser, Niobec or the Subsidiary or any of their affiliates, after Closing, amending any Tax Return of Niobec or the Subsidiary with respect to any Pre-Closing Tax Period, making any elections that impact any Pre-Closing Tax Period, changing any accounting method or adopting any convention that shifts taxable income to any Pre-Closing Tax Period or shifts deductions or losses from any Pre-Closing Tax Period to any period beginning (or deemed to begin) after the Closing.

7.3	Limitations on Indemnification

7.3.1 Notwithstanding anything in this Agreement to the contrary, except in the event of fraud or fraudulent misrepresentation, in no event shall:

(a)	the cumulative indemnification payment obligations of IAMGOLD under Section 7.2.1(c) and Section 7.2.1(d) exceed the Cap, except in the event of fraud, wilful or intentional breach or non-performance by IAMGOLD of any particular Pre-Closing Covenant (in which case, this Section 7.3.1(a) shall not apply to such breach or non-performance of such covenant or agreement; and

(b)	the cumulative indemnification payment obligations of IAMGOLD under Section 7.2.1 exceed US$500,000,000.

7.3.2 Notwithstanding anything in this Agreement to the contrary, except in the event of fraud or fraudulent misrepresentation, in no event shall:

(a)	the cumulative indemnification payment obligations of the Purchaser under Section 7.2.2(a) and Section 7.2.2(b) exceed the Cap, except in the event of fraud,

wilful or intentional breach or non-performance by Purchaser of any particular Pre-Closing Covenant (in which case, this Section 7.3.2(a) shall not apply to such breach or non-performance of such covenant or agreement; and

(b)	the cumulative indemnification payment obligations of the Purchaser under Section 7.2.2 (other than Section 7.2.2(d) and Section 7.2.2(e)) exceed US$500,000,000.

7.3.3 Notwithstanding anything in this Agreement to the contrary, except in the event of fraud or fraudulent misrepresentation, no indemnification claims for Losses shall be asserted by the IAMGOLD Indemnitees or the Purchaser Indemnitees, under Sections 7.2.1(c), 7.2.1(d), 7.2.2(a) or 7.2.2(b) other than any Losses arising from a breach or non-performance of Section 5.7, Section 5.15 or the expense reimbursement and indemnification obligations of the Purchaser in Section 5.9 unless any individual Loss or group or series of related Losses exceeds US$100,000 (such Loss or group or series of related Losses that does not exceed US$100,000, the “De Minimis Losses”).

7.3.4 Notwithstanding anything in this Agreement to the contrary, IAMGOLD shall not be liable to the Purchaser Indemnitees for indemnification under Section 7.2.1(c) until the aggregate amount of all Losses that would otherwise be payable thereunder (which shall not include for such purposes De Minimis Losses) exceed US$6,000,000 (the “Basket Amount”), whereupon the Purchaser Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount, in which case, the Purchaser Indemnitees shall be entitled to indemnification for the amount of such Losses up to the limits set forth in Section 7.3.1.

7.3.5 Notwithstanding anything in this Agreement to the contrary, the Purchaser shall not be liable to the IAMGOLD Indemnitees for indemnification under Section 7.2.2(a) until the aggregate amount of all Losses that would otherwise be payable thereunder (which shall not include for such purposes De Minimis Losses) exceed the Basket Amount, whereupon IAMGOLD Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount.

7.3.6 No Party shall be obligated to indemnify any other person with respect to (i) any Losses with respect to any matter if such matter was included in the calculation of the adjustment to the Estimated Closing Purchase Price pursuant to Section 2.5 (to the extent so included), as the procedures set forth in Section 2.6 shall provide the remedy for such claims, or (ii) for any Losses for which a Claim Notice was not duly delivered prior to the applicable Cut-Off Date.

7.3.7 If any Third Party Claim is of a nature such that the Purchaser Indemnitee is required by applicable Law to make a payment to any third party to preserve its ability to properly defend such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Purchaser Indemnitee may make such payment and the Purchaser Indemnitee shall, forthwith after demand by the Purchaser Indemnitee to the Indemnitor be paid such payment by the Indemnitor. If the amount of any Liability under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount which was paid to the Purchaser Indemnitee under this Section 7.3.7, the Purchaser Indemnitee shall, forthwith after receipt of the difference from the third party, pay such difference to the Indemnitor plus interest at the Prime Rate.

7.4	Indemnification Claim Process

7.4.1 All claims for indemnification by either an IAMGOLD Indemnitee or Purchaser Indemnitee under this Article 7 shall be asserted and resolved in accordance with Sections 7.4 and 7.5.

7.4.2 If an Indemnitee intends to seek indemnification for a Third Party Claim pursuant to this Article 7, the Indemnitee shall promptly, but in no event more than thirty (30) days following such Indemnitee’s actual knowledge of such claim, notify the Indemnitor in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of such Losses (the “Claim Notice”). The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor has been materially prejudiced by such failure.

7.4.3 The Indemnitor shall have thirty (30) days from the date on which the Indemnitor received the Claim Notice to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of the Third Party Claim and any litigation resulting therefrom; provided, however, that if the Indemnitor is IAMGOLD, such Indemnitor shall not have the right to participate in the defense of any Third Party Claim (or control or appoint lead counsel for such defense) that: (a) relates to criminal charges; (b) that is asserted directly by or on behalf of a person that is a supplier or customer of Niobec or the Subsidiary; or (c) seeks principally injunctive or other equitable relief against the Indemnitee. In the event that a Third Party Claim seeks principally injunctive or other equitable relief, the Purchaser shall cooperate with IAMGOLD in respect of the portion of such Third Party Claim that relates to monetary damages. In the event that a Third Party Claim involves but does not principally seek injunctive or other equitable relief, if IAMGOLD assumes the defence or prosecution of such Third Party Claim in accordance with this Section 7.4.3, IAMGOLD shall cooperate with the Purchaser in respect of the portion of such Third Party Claim that relates to injunctive or other equitable relief. If the Indemnitor assumes the defense of such claim in accordance herewith: (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of such Third Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof (except where the Indemnitee shall have concluded, acting reasonably, that (x) a conflict of interest exists between the Indemnitor and the Indemnitee in respect of such claim or (y) there are legal defences available to the Indemnitee that are additional to those available to the Indemnitor, in each case only to the extent that the Indemnitee would be prejudiced thereby other than exposure to Loss which is indemnifiable by the Indemnitor, in which case the fees and expenses of such separate counsel shall be at the expense of the Indemnitor (provided that, in such circumstances, the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm for all Indemnitees)); (ii) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitor; and (iii) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitee (which shall not be unreasonably withheld, conditioned or delayed) unless the judgment or settlement provides solely for the payment of money, the Indemnitor makes such payment in full and the Indemnitee receives an unconditional release. The Parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and co-operate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the defense of such Third Party Claim, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder with respect to any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent (which may not be unreasonably withheld or delayed).

7.4.4 If the Indemnitor does not assume the defense of such Third Party Claim within thirty (30) days of receipt of the Claim Notice, the Indemnitee will be entitled to assume such defense, at Indemnitor’s sole cost and expense upon delivery of notice to such effect to the Indemnitor; provided, however, that the Indemnitor: (i) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; and (ii) shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent (which may not be unreasonably withheld or delayed).

7.4.5 Each Party shall provide reasonable co-operation to the other Party in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any claim in respect of which an Indemnitee is seeking indemnification pursuant to this Article 7 that the Indemnitor has elected to control, including, but not limited to, by providing the other Party with reasonable access to books, records, employees and officers (including as witnesses) of the Party.

7.4.6 The representations and warranties in this Agreement shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any of Party, or any knowledge of any Party or their respective officers, directors, managers, equityholders, employees or agents or the acceptance by any Party of any certificate hereunder.

7.5	Indemnification Procedures for Non-Third Party Claims

The Indemnitee will deliver a Claim Notice to the Indemnitor promptly upon its discovery of any matter for which the Indemnitor may be liable to the Indemnitee hereunder that does not involve a Third Party Claim (a “Direct Claim”) provided that the failure to provide such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor has been materially prejudiced by such failure. Such a Claim Notice will describe the Direct Claim in reasonable detail and indicate the estimated amount of Losses (if estimable) that have been or may be sustained by the Indemnitee. The Indemnitor will have a period of thirty (30) days within which to respond in writing to such Direct Claim. If the Indemnitor does not so respond within such thirty (30) day period, the Indemnitor will be deemed to have accepted such claim, in which event the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement. If an objection is timely interposed by the Indemnitor, then the Indemnitee and the Indemnitor shall discuss such objection in good faith for a period of thirty (30) days from the date the Indemnitee receives such objection (such period, or such longer period as agreed in writing by the Parties, is hereinafter referred to as the “Discussion Period”), and all such discussions (unless otherwise agreed by the Indemnitee and the Indemnitor) shall be governed by applicable Law and shall be conducted on a strictly without prejudice basis. If the Direct Claim that is the subject of the Claim Notice has not been resolved prior to the expiration of the Discussion Period, the Indemnitor and the Indemnitee may submit the dispute for resolution to a court of competent jurisdiction and each will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

7.6	Exclusive Remedy

Notwithstanding anything to the contrary herein, except in the case of fraud, intentional breach or wilful misconduct or in connection with a dispute under Section 2.5 (which shall be governed exclusively by Section 2.6), the IAMGOLD Confidentiality Agreement or the Purchaser Confidentiality Agreement, this Article 7 shall be the sole and exclusive remedy of the Parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements of the parties, or any other provision of this Agreement or the transactions contemplated by this Agreement.

7.7	Calculation of Losses; Limitations

The amount of any Loss with respect to any matter for which indemnification is provided under this Article 7 shall be net of any amounts actually recovered by any Indemnitee under insurance policies with respect to such Loss (with such amounts being reduced by the out-of-pocket costs expended to recover such amounts).

7.8	Tax Treatment of Indemnity Payments

Unless otherwise required by applicable Law, any indemnity payment made under this Agreement shall be treated by all Parties as an adjustment to the Closing Purchase Price for all federal, provincial, state, local and foreign Tax purposes, and the Parties shall file their Tax Returns accordingly.

7.9	Subrogation

In the event of payment by or on behalf of any Indemnitor to any Indemnitee (including pursuant to this Article 7) in connection with any claim or demand by any person other than the Parties or their respective affiliates, such Indemnitor shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff (other than a Governmental Entity) asserting such claim or demand. Such Indemnitee shall co-operate with such Indemnitor in a reasonable manner, and at the cost of such Indemnitor, in presenting any subrogated right, defense or claim.

ARTICLE 8

CLOSING

8.1	Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Suite 2400, 333 Bay Street, Bay Adelaide Centre, Toronto, Ontario, or at such other place as may be agreed upon by IAMGOLD and the Purchaser.

8.2	Closing Procedures

Subject to satisfaction or waiver by the relevant Party of the conditions of Closing (including the delivery of all documents required to be delivered by each Party pursuant to Article 6), at the Closing Time:

(a)	IAMGOLD shall transfer and deliver to the Purchaser one or more share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank; and

(b)	the Purchaser shall pay the Estimated Closing Purchase Price in accordance with Section 2.3.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Termination

9.1.1 This Agreement may be terminated at any time prior to the Closing Time:

(a)	by mutual written agreement of IAMGOLD and the Purchaser;

(b)	by either IAMGOLD or the Purchaser, if:

(i)	the Closing shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.1.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Time to occur by such Outside Date; or

(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes completion of the transactions contemplated by this Agreement illegal or otherwise prohibited or a judgment shall have been rendered which enjoins IAMGOLD or the Purchaser from consummating the transactions contemplated by this Agreement and such applicable Law and, in the case of such judgment, it shall have become final and non-appealable;

(c)

by the Purchaser, if, (i) subject to Section 6.4, any of the conditions in Section 6.2 have not been satisfied as of the Closing Date (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), (ii) the Purchaser has not waived such conditions as are not satisfied, and (iii) any such conditions have not been satisfied by the Cure Date, as reasonably determined by the Purchaser, and provided that the Purchaser is not then in breach of this Agreement so as to have caused any such condition not to have been satisfied (provided that, in the foregoing circumstances, if the Purchaser determines, in its sole and unfettered discretion, that, notwithstanding the fact that any such condition has not been satisfied by the Cure Date, all such conditions are capable of being satisfied at or prior to the Outside Date, the Purchaser may, by notice in writing to IAMGOLD, postpone the Closing Date to the Reset Date); or

(d)	by IAMGOLD, if, (i) subject to Section 6.4, any of the conditions in Section 6.3 have not been satisfied as of the Closing Date (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), (ii) IAMGOLD has not waived such conditions as are not satisfied, and (iii) any such conditions have not been satisfied by the Cure Date, as reasonably determined by IAMGOLD, and provided that IAMGOLD is not then in breach of this Agreement so as to have caused any such condition not to have been satisfied (provided that, in the foregoing circumstances, if IAMGOLD determines, in its sole and unfettered discretion, that, notwithstanding the fact that any such condition has not been satisfied by the Cure Date, all such conditions are capable of being satisfied at or prior to the Outside Date, IAMGOLD may, by notice in writing to the Purchaser, postpone the Closing Date to the Reset Date).

9.1.2 The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1.1(a)) shall give written notice of such termination to the other Party.

9.1.3 If this Agreement is terminated pursuant to this Section 9.1, this Agreement shall become void and of no effect without Liability of any Party (or any of their representatives or affiliates) to any other Party, other than (x) IAMGOLD in respect of any Liability to the Purchaser caused by fraud or intentional misrepresentation or any wilful and intentional breach of any covenant or agreement contained in this Agreement by IAMGOLD, in each case prior to termination, and (y) the Purchaser to the extent (but only to the extent) provided in Section 9.2 or the expense reimbursement and indemnification obligations of the Purchaser in Section 5.9; provided that notwithstanding anything to the contrary in this Agreement, the provisions of Section 5.4.4, the expense reimbursement and indemnification obligations of the Purchaser in Section 5.9, Sections 9.1.3, 9.2, 10.1, 10.2, 10.3, 10.6, 10.8, 10.10 and 10.11, and the provisions of the IAMGOLD Confidentiality Agreement and the Purchaser Confidentiality Agreement shall survive any termination hereof pursuant to Section 9.1.1. For the avoidance of doubt, a Party seeking a remedy pursuant to Section 10.4 may only do so if this Agreement has not been terminated.

9.2	Purchaser Payments

9.2.1 In the event that this Agreement is terminated by IAMGOLD pursuant to Section 9.1.1(d) and, at the time of such termination, the Purchaser has complied with its obligations under the first paragraph of Section 5.9.1 but a Financing Failure has occurred, and all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 were satisfied or, where permissible, waived other than:

(a)	those conditions that, by their nature, were to be satisfied at the Closing (and which were, at the time of termination of this Agreement, capable of being satisfied if the Closing had occurred at such time); and

(b)	payment by Purchaser of the Estimated Closing Purchase Price in accordance with Section 2.3,

then the Purchaser shall pay or cause to be paid to IAMGOLD US$20,000,000 (the “Financing Failure Payment”) by wire transfer of immediately available funds within five (5) Business Days after such termination.

9.2.2 In the event that this Agreement is terminated by IAMGOLD pursuant to:

(a)	Section 9.1.1(d) and the circumstances in Section 9.2.1 are not applicable (for the avoidance of doubt, where Section 9.2.1 is applicable, the Financing Failure Payment shall be the sole and exclusive remedy available to IAMGOLD); or

(b)	Section 9.1.1(b)(i) and the Purchaser has not satisfied its obligations under Section 5.5.4(f), provided that IAMGOLD is not then in breach of this Agreement, in any material respect,

the Purchaser shall pay or cause to be paid to IAMGOLD US$40,000,000 (the “Purchaser Breach Payment”) by wire transfer of immediately available funds within five (5) Business Days after such termination.

9.2.3	Intentionally Deleted.

9.2.4	If the Purchaser fails to pay the Purchaser Payment as required pursuant to this Section 9.2, when due, such payment shall accrue interest for the period commencing on the date such payment became past due, at a rate equal to the Prime Rate.

9.2.5	The Purchaser and IAMGOLD acknowledge that (i) the payments and other provisions of this Section 9.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the Purchaser and IAMGOLD would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 9.2 does not constitute a penalty. In no event shall the Purchaser: (x) be required to pay more than one Purchaser Payment and shall not be required to pay such Purchaser Payment on more than one occasion; or (y) be required to both pay the Purchaser Payment and also consummate the Closing (or pay monetary damages to IAMGOLD on account of a breach of this Agreement or otherwise related to this Agreement).

9.2.6

In the event that this Agreement is terminated and the applicable Purchaser Payment is paid in full, then IAMGOLD’s receipt of such Purchaser Payment in full shall be: (i) deemed to be liquidated damages for any and all losses or damages suffered or incurred by IAMGOLD and Niobec and their respective affiliates and each of their respective former, current and future representatives, shareholders, affiliates and assignees and each former, current or future representative, shareholder, affiliate or assignee of any of the foregoing (the “IAMGOLD Related Parties”) in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for the termination giving rise to the payment of such Purchaser Payment; and (ii) the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of IAMGOLD against the Purchaser, the Sponsors, and their respective, direct or indirect, former, current and future affiliates, officers, directors, managers, employees, equityholders, controlling persons, managers, members, partners, agents, advisors, representatives or assigns (collectively, but excluding the Purchaser, the “Purchaser Related Parties”) for any Losses suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither the Purchaser nor any Purchaser Related Party shall have any further Liability relating to or arising out of this Agreement or the transactions contemplated by this Agreement or the Limited Guarantee. For greater certainty, the amount of the Purchaser Payment is intended to serve as a cap on the maximum aggregate Liability of the Purchaser and the Purchaser Related Parties under this Agreement in the event the Purchaser fails to effect the Closing. Nothing in this Section 9.2.6 shall restrict IAMGOLD’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 10.4 (it being understood that in no event shall IAMGOLD be entitled to both specific performance and payment of the Purchaser Payment). Further, it is acknowledged that any recourse that the IAMGOLD Related Parties have against the Sponsors with respect to the foregoing are solely the rights of IAMGOLD under the Limited Guarantee and the Equity Commitment Letter upon and subject to its terms. Without limiting the foregoing, all actions or claims (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement; (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement); (iii) any breach of this Agreement; and (iv) any failure of the transactions contemplated by this Agreement to be consummated, may be made only against (and are those solely of) the Parties. No other Purchaser Related Party shall have any Liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any actions or claims arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (iv) except for actions or claims that IAMGOLD successfully and finally (in a non-appealable judgement) asserts against the Sponsors under, and solely pursuant to the terms of, the Sponsors’ Limited Guarantee and the Equity Commitment Letter.

9.2.7 No personal Liability shall attach to any Purchaser Related Parties (other than the Sponsors to the extent provided in the Limited Guarantee and the Equity Commitment Letter subject to the limitations described therein and herein), through the Purchaser or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Purchaser against the Sponsors or any other Purchaser Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Recourse against the Sponsors under the Limited Guarantee and the Equity Commitment Letter shall be the sole and exclusive remedies of IAMGOLD against the Sponsors and any other Purchaser Related Party (subject to the limitations set forth herein and therein) in respect of any Liabilities arising under, or in connection with, the transactions contemplated by this Agreement. IAMGOLD acknowledges that the Purchaser is a newly-formed company and does not have any material assets except in connection with this Agreement or the Financing Commitment Letters as expressly set forth herein and therein.

9.3	Amendment

This Agreement may, at any time and from time to time, be amended only by mutual written agreement of the Parties.

9.4	Waiver

No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE 10

GENERAL PROVISIONS

10.1	Expenses

Except as otherwise provided in this Agreement, including in Section 5.9, or taken into account in any adjustments made in respect of such matter pursuant to Section 2.5, all fees, costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees, costs or expenses and all fees and expenses of Niobec relating to this Agreement or the transactions contemplated hereby shall be paid by IAMGOLD.

10.2	Notices

Any notice of other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to IAMGOLD:

IAMGOLD Corporation

401 Bay Street, Suite 3200

Toronto, ON M5H 2Y4

Attention: [Redacted—Name]

Email: [Redacted—Email address]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, ON M5H 2T6

Attention: [Redacted—Name]

Email: [Redacted—Email address]

(b)	if to the Purchaser:

Magris Resources Inc.

70 York Street, Suite 1410

P.O. Box 27

Toronto, ON M5J 1S9

Attention: [Redacted—Name]

Email: [Redacted—Email address]

with a copy (which shall not constitute notice) to:

79 Wellington Street West

30th Floor,

Box 270, TD South Tower

Toronto, ON M5K 1N2

Attention: [Redacted—Name]

Email: [Redacted—Email address]

Any notice or other communication is deemed to have been given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the deliver was made prior to 4:00 pm (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date the email is sent if it is a Business Day and the email was sent prior to 4:00 pm (local time in place of receipt) and otherwise on the next Business Day.

10.3	Governing Law

10.3.1 This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Subject to Section 10.3.2, each Party (i) irrevocably and unconditionally submits to the personal jurisdiction of the courts of the Province of Ontario and all appellate courts therefrom, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement against IAMGOLD or any Purchaser Related Party shall be brought, tried and determined only in the Superior Court of Ontario (Commercial List) in the City of Toronto (the “Court” which expression shall include all appellate courts therefrom), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement against IAMGOLD or any Purchaser Related Party in any court other than the Court, except to the extent that the Court shall lawfully decline to exercise such jurisdiction and except that any party may seek to enforce or implement any order, decision, judgment, writ, injunction, decree, award or other determination obtained in any such courts or in any other court of competent jurisdiction. The

Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

10.3.2 Each Party acknowledges and irrevocably agrees (i) that any action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Lenders, prospective lenders, collateral holders, lead arranger, arranger, agent, representative of or to any of the foregoing that are parties to the Debt Commitment Letter or the Debt Financing Agreement, or any affiliate thereof, or any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employees, agents, attorneys, controlling persons, assignee or any affiliates or assignee of the foregoing (collectively, the “Lender Parties”) arising out of or relating to this Agreement or the Debt Financing Commitments or the performance thereunder shall be subject to the exclusive jurisdiction of the Court, and any appellate court thereof, (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such action or proceeding in any other court, (iii) to waive any right to trial by jury in respect of any such action or proceeding and (iv) that the Lender Parties are express third-party beneficiaries of this Section 10.3.2.

10.4	Injunctive Relief

10.4.1 Subject to Section 7.6, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 7.6 and provided that this Agreement shall not have been terminated pursuant to Section 9.1.1, the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement (collectively referred to herein as “Equitable Remedies”), any requirement for the securing or posting of any bond or undertaking as to damages in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived. Subject to Section 7.6, such remedies, if obtained and Closing occurs in accordance with the terms of the order, will be the exclusive remedies for such breach of this Agreement. Notwithstanding the foregoing, Equitable Remedies will only be available in the circumstances referred to in Section 10.4.2 if the conditions referred to in such Section have been satisfied. Further, for avoidance of doubt, prior to Closing occurring in accordance with the terms of any such order, IAMGOLD may instead elect to exercise any of its rights under Sections 9.1 and 9.2, to the extent applicable.

10.4.2 Notwithstanding anything in this Agreement to the contrary, but subject to the provisions of this Section 10.4.2, the Parties hereby acknowledge and agree that IAMGOLD shall be entitled to specific performance to cause the Purchaser, or to bring an action in the name of and on behalf of the Purchaser, to fully enforce the terms of the Equity Commitment Letter against the Sponsors so as to cause the Equity Financing to be funded and to cause the Purchaser to effect the Closing, in each case, if and only if (a) all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time that IAMGOLD seeks specific performance pursuant to this Section 10.4, capable of being satisfied if the Closing were to occur at such time) ; (b) the Debt

Financing has been funded or would be available to be funded at the date the Closing is required to have occurred pursuant to the terms of this Agreement upon delivery of a drawdown notice by the Purchaser and/or notice from the Purchaser that the Equity Financing will be funded at such date; (c) the Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to the terms of this Agreement; (d) IAMGOLD has confirmed in writing to the Purchaser that all conditions set forth in Section 6.3 have been satisfied (other than payment of the Estimated Closing Purchase Price) or that it would be willing to waive any unsatisfied conditions in Section 6.3 (other than the payment of the Estimated Closing Purchase Price) for purposes of completing the Closing and that it is ready and willing to proceed with the Closing if specific performance is granted with the result that the Equity Financing would be funded; and (e) such specific performance would result in the completion of the Closing in accordance with this Agreement substantially contemporaneously with the consummation of the Debt Financing and the Equity Financing. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. For certainty, in no event shall the exercise of IAMGOLD’s right to seek specific performance pursuant to this Section 10.4.2 reduce, restrict or otherwise limit IAMGOLD’s right to terminate this Agreement pursuant to Section 9.1.1(d) and be paid the Purchaser Payment; provided, that under no circumstances shall IAMGOLD be permitted or entitled to receive both a grant of specific performance (or obtain specific performance) of the consummation of the transactions contemplated by this Agreement (and the Closing is completed) and the payment of the Purchaser Payment or any other payments.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the schedules hereto and the IAMGOLD Disclosure Letter), the IAMGOLD Confidentiality Agreement and the Purchaser Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the transactions contemplated by this Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and the agreements entered into in connection herewith. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. Except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person, other than the Parties, any rights or remedies hereunder.

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party. The Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of the Purchaser, provided that, prior to any such assignment, the Purchaser shall provide notice of same to IAMGOLD and the assignee shall execute a counterpart to this

Agreement and shall become subject to all of the Liabilities of the Purchaser as if an original party hereto and the Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. This Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Notwithstanding the foregoing, IAMGOLD hereby consents to: (a) the assignment by way of security (subject to the equities between IAMGOLD and the Purchaser) by the Purchaser of all of its rights under this Agreement to a Lender or Lenders from time to time to the Purchaser or the business (or to one or more agents or trustees on behalf of such lenders), (such lenders, agents and trustees, together with their successors and assigns, the “Collateral Holders”), and (b) the assignment by the Collateral Holders of all of the Purchaser’s rights and obligations under this Agreement (subject to the equities between IAMGOLD and the Purchaser) to one or more third parties upon exercise by the Collateral Holders of their rights in respect of the assignment by way of security of this Agreement; provided that, in either case, no such assignment may be made to a person subject to any anti-laundering, anti-terrorism or other sanctions law which IAMGOLD or any Subsidiary of it is obliged to comply with.

10.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

10.8	Waiver of Claims Against Lenders and Others

None of IAMGOLD and their respective affiliates and each of their respective former, current and future representatives, shareholders and affiliates and assignees and each former current or future representative shareholder, affiliate or assignee of any of the foregoing has any right or remedy (whether in law, in equity, in contract, in tort or otherwise) against the Lender Parties in relation to: (a) this Agreement, the transactions contemplated hereby, any matter relating to the termination of this Agreement or the failure of the completion of the purchase and sale of the Purchased Shares, or (b) the Debt Commitment Letter and the Debt Financing Agreements or any matter relating thereto.

10.9	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing Date.

10.10	No Third Party Beneficiaries

Except as expressly provided in Sections 5.9.2, 7.2, 9.2.6, 10.3.2, 10.6 and 10.8 this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement. The provisions of (i) Section 5.9.2 are intended for the benefit of the IAMGOLD Indemnitees, (ii) Section 7.2 are intended for the benefit of the Purchaser Indemnitees and the IAMGOLD Indemnitees, (iii) Section 9.2.6 are intended for the benefit of the Purchaser Related Parties, (iv) Section 10.6 is intended for the benefit of the Collateral Holders, and (v) Sections 10.3.2 and 10.8 are intended for the benefit of the Lender Parties, in each case, as and to the extent applicable in accordance with their terms; and these provisions shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively the “Third Party Beneficiaries”). Each of IAMGOLD, in respect of the IAMGOLD Indemnitees, the Collateral Holders and the Lenders and their respective affiliates, and the Purchaser, in respect of the Purchaser Indemnitees, the Lender Parties and their respective affiliates and the Purchaser Related Parties, shall hold the rights and benefits of these sections in trust for and on behalf of the Third Party Beneficiaries; and hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

10.11	Language

The Parties have expressly required that this Agreement and all documents and notices relating hereto be drafted in English. Les Parties aux presentes ont expressement exige que la presente convention et tous les documents et avis qui y sont afferents soient rediges en anglais.

10.12	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[signature page follows]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IAMGOLD CORPORATION

Per:	“Carol Banducci”
Name:	Carol Banducci
Title:	Executive Vice President and Chief Financial Officer

Per:	“Jeffery A. Snow”

Name:	Jeffery A. Snow
Title:	Senior Vice President, General Counsel

[Signature Page to Share Purchase Agreement]

8961166 CANADA INC.

Per:	“Aaron Regent”
Name:	Aaron Regent
Title:	Managing Partner
(Magris Nominee)

Per:
Name:
Title:
(Ion Nominee)

Per:
Name:
Title:
(CEF Nominee)

[Signature Page to Share Purchase Agreement]

8961166 CANADA INC.

Per:
Name:
Title:
(Magris Nominee)

Per:	“Belinda Chan Hian Wun”
Name:	Belinda Chan Hian Wun
Title:	Director
(Ion Nominee)

Per:
Name:
Title:
(CEF Nominee)

[Signature Page to Share Purchase Agreement]

8961166 CANADA INC.

Per:
Name:
Title:
(Magris Nominee)

Per:
Name:
Title:
(Ion Nominee)

Per:	“Warren Gilman”
Name:	Warren Gilman
Title:
(CEF Nominee)

[Signature Page to Share Purchase Agreement]

SCHEDULE 2.4

SAMPLE CLOSING STATEMENT

Sample Closing Statement

Cash (US $000s)
Cash	$—
Money in bank accounts (net)
Short term investments	—
Niobec derivatives – cash settlement value– current	—
Niobec derivatives – cash settlement value – non-current	—

$—

Debt (US $000s)
Borrowed money – current	$—
Borrowed money – non-current	—
Note, bond, debenture (excluding Class D shares) – current	—
Note, bond, debenture (excluding Class D shares) – non-current	—
Capital lease obligation – current	—
Capital lease obligation – non-current	—
Funded letters of credit (cash deposited with issuing bank) – current	—
Funded letters of credit (cash deposited with issuing bank) – non-current	—
Niobec derivatives – cash settlement value – current	—
Niobec derivatives – cash settlement value – non-current	—
Accrued interest fees and other expenses – current	—
Accrued interest fees and other expenses – non-current	—

$—

Net Working Capital (US $000s)
Current assets:
Total current assets
LESS current assets in “Cash”	—
LESS All derivative assets – cash settlement value – current	—
LESS Deferred tax assets
LESS income taxes and mining duties receivable	—

$—

Current liabilities:
Total current liabilities	—
LESS current liabilities in “Debt”	—
LESS All Deriviative liabilities and obligations – current	—
LESS income and mining taxes payable	—

—
Net working capital	$—

Niobec Tax Liability (US $000s)	$—

Capex Spend Amount (US $000s)	$—

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF IAMGOLD

(a)	Organization. Each of IAMGOLD, Niobec and the Subsidiary is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted and to complete the transactions contemplated in this Agreement. Niobec and the Subsidiary are licensed or registered to carry on business in the jurisdictions listed in Section (a) of the IAMGOLD Disclosure Letter. The jurisdictions listed in Section (a) of the IAMGOLD Disclosure Letter are the jurisdictions in which the nature of the business of Niobec and the Subsidiary make such licensing or registration necessary.

(b)	Corporate Authorization. IAMGOLD has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and, with respect to the Transaction Documents, IAMGOLD and Niobec, as applicable, will have such power and authority at the Closing Time. The execution, delivery and performance by IAMGOLD and Niobec of their respective obligations under this Agreement and the Transaction Documents, as applicable, and the completion of the transactions contemplated hereunder or thereunder have been and shall be, at the Closing Time, as applicable, duly authorized by all necessary corporate action on the part of IAMGOLD and Niobec, as applicable, and no other corporate proceedings on the part of IAMGOLD or Niobec are necessary to authorize this Agreement and all Transaction Documents or the completion of the transactions contemplated hereunder or thereunder.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by IAMGOLD, and at the Closing Time the Transaction Documents will have been duly executed and delivered by IAMGOLD and Niobec, as applicable, and, assuming that each of the foregoing constitutes a legal, valid and binding agreement enforceable against each counterparty thereto, constitute or shall constitute legal, valid and binding agreements of IAMGOLD and Niobec enforceable against each of them, as applicable, in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	The Subsidiary. The business of the Subsidiary is limited to the marketing and sale of niobium in Europe, including European Union and CIS. The Subsidiary: (i) has not incurred any Liabilities; (ii) does not, directly, beneficially or otherwise, own or hold any assets or properties, except, in each case, as reasonably necessary to conduct the marketing business described above and, in any event, the Subsidiary has less than $5,000,000 in total assets; and (iii) has annual revenues of less than $5,000,000.

(e)	No Violation. Except as set out in Section (e) of the IAMGOLD Disclosure Letter, none of the authorization, execution and delivery of this Agreement by IAMGOLD, the completion of the transactions contemplated hereunder by IAMGOLD or Niobec, as applicable, or compliance by IAMGOLD with any of its obligations hereunder, will:

(i)	violate, conflict with, or result in a breach (with or without notice or the passage of time) of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of (A) Niobec’s articles or by-laws, (B) IAMGOLD’s articles or by-laws, (C) the Subsidiary’s organizational documents, or (D) any Material Contract; or

(ii)	result in a right of termination or acceleration under a Material Contract or result in the creation of any encumbrance upon the Niobec Property, except for Permitted Liens; or

(iii)	cause any indebtedness of Niobec or the Subsidiary to come due before its stated maturity or cause any credit commitment of Niobec or the Subsidiary to cease to be available or result in any acceleration of payments or obligations by Niobec or the Subsidiary under a Material Contract; or

(iv)	subject to obtaining the Competition Act Approval and the Investment Canada Act Approval and compliance with applicable securities Laws and stock exchange rules, (x) result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to IAMGOLD, Niobec, the Subsidiary or the Niobec Property; or (y) cause the suspension or revocation of any Permit currently in effect in respect of Niobec or the Subsidiary; except for such violations, conflicts, breaches, defaults, terminations, accelerations, suspensions, revocations or creations of encumbrances which, or any consents, approvals (expressly excluding the Competition Act Approval and the Investment Canada Act Approval) or notices which if not given or received, would not prohibit the completion of the transactions contemplated in this Agreement prior to the Outside Date.

(f)	Regulatory Approvals. Except as set out in Section (f) of IAMGOLD Disclosure Letter and except for the Competition Act Approval and the Investment Canada Act Approval, there is no requirement on the part of IAMGOLD, Niobec or the Subsidiary to make any filing with or give any notice to any Governmental Entity, or obtain any order, permit, approval, waiver, licence or similar authorization required to be obtained from any Governmental Entity to complete the transactions contemplated by this Agreement which, if not obtained, individually or in the aggregate, would prohibit the completion of the transactions contemplated in this Agreement prior to the Outside Date.

(g)	Required Consents. There is no requirement for IAMGOLD, Niobec or the Subsidiary to obtain any consent, approval or waiver of a party under any Material Contract to complete the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section (g) of the IAMGOLD Disclosure Letter.

(h)	No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no person has, nor as at the Closing Date will any person have, a right under any Contract to purchase or acquire from IAMGOLD any of the Purchased Shares, shares of the Subsidiary or any assets, properties, facilities and rights of Niobec or the Subsidiary. No person has any right under any Contract, to subscribe to or participate in an allotment or issuance of any securities of Niobec or the Subsidiary except as set out in Section (h) of the IAMGOLD Disclosure Letter.

(i)	Title to Purchased Shares. The issued and outstanding shares of Niobec as of the date of this Agreement are, and such shares, together with the shares to be issued to IAMGOLD pursuant to the Pre-Closing Transfer will be, at the Closing Time, owned by IAMGOLD as the registered and beneficial owner with a good and valid title, free and clear of all Liens except for those customary restrictions on transfer contained in the articles of Niobec (which shall be complied with in the transfer of the Purchased Shares to the Purchaser in accordance with this Agreement) and Statutory Permitted Liens. On Closing, the Purchaser will have good and valid title to the Purchased Shares, free and clear of all Liens, except with respect to restrictions on transfer provided in the articles of Niobec, Liens arising directly as a result of actions taken by the Purchaser.

(j)	Dividends and Distributions. Except as set out in Section (j) of the IAMGOLD Disclosure Letter, since March 31, 2014, Niobec has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(k)	Capitalization. The authorized share capital of Niobec consists of an unlimited number of Class A shares and Class D shares. As of the close of business on the date of this Agreement, there were 155,095,398 Class A shares and 21,449,505 Class D shares issued and outstanding constituting all of the issued and outstanding shares of Niobec. All issued and outstanding shares of Niobec have been duly authorized and validly issued as fully paid and non-assessable. No shares of Niobec have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. At the Closing Time, the Purchased Shares will constitute all of the issued and outstanding shares of Niobec and the Purchased Shares will have been duly authorized as validly issued as fully paid and non-assessable and will not have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. There are no, and at the Closing Time will not be any, outstanding bonds, debentures or other evidences of indebtedness of Niobec having the right to vote with the holders of the issued and outstanding shares of Niobec on any matters.

(l)	Capitalization of the Subsidiary. The registered share capital of the Subsidiary amounts to EUR 26,000.00 and is fully paid in. As of the close of business on the date of this Agreement, there were three (3) shares issued and outstanding, which constitute all of the issued and outstanding shares of the Subsidiary (the “Subsidiary Shares”) as at the date hereof and will constitute all of the issued and outstanding shares of the Subsidiary as at the Closing Time. All Subsidiary Shares have been duly authorized and validly issued as fully paid and non-assessable. No Subsidiary Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. There are no outstanding bonds, debentures or other evidences of indebtedness of the Subsidiary having the right to vote with the holders of the issued and outstanding shares of the Subsidiary on any matters.

(m)	Title to Subsidiary Shares. The issued and outstanding Subsidiary Shares as of the date of this Agreement are and as at the Closing Time will be, owned by Niobec as the registered and beneficial owner with a good and valid title, free and clear of all Liens except for customary restrictions on transfer, if any, restrictions on transfer contained in the organizational documents of the Subsidiary and Statutory Permitted Liens.

(n)	Equity Interests. Except as set out in Section (n) of the IAMGOLD Disclosure Letter, neither Niobec nor the Subsidiary own, beneficially or of record, any shares or other ownership, equity or proprietary interests of any kind in any person.

(o)	Shareholder and Similar Agreements. Neither Niobec nor the Subsidiary is a party to any shareholder, pooling, voting trust or other similar agreement relating to the shares of Niobec or the Subsidiary Shares, as applicable, that are issued and outstanding.

(p)	Niobec Financial Statements.

(i)	Niobec’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2013, 2012 and 2011 (including, in each case, the notes thereto) (collectively, the “Niobec Financial Statements”), each of which is attached to Section (p) of the IAMGOLD Disclosure Letter, were prepared in accordance with IFRS, consistently applied, (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position, results of operations and changes in financial position of Niobec as of the date thereof and for the periods indicated therein. There has been no material change in Niobec’s accounting policies since December 31, 2013.

(ii)

Niobec’s unaudited consolidated balance sheet as at and for the six months ended June 30, 2014 (the “Latest Quarterly Balance Sheet”) and the related statements of earnings and comprehensive income and cash flows were prepared in accordance with IFRS, except with respect to year-end adjustments, and fairly present in all material respects the financial position, results of operations and changes in financial position of Niobec as of the date thereof and for the periods indicated therein.

(iii)	Except as set out in Section (p) of the IAMGOLD Disclosure Letter and as disclosed in the Niobec Financial Statements, Niobec is not indebted to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Niobec, other than any amounts owed to them in the ordinary course of business.

A copy of the Niobec Financial Statements delivered by Niobec’s auditors is attached in Appendix (p) of the IAMGOLD Disclosure Letter.

(q)	Forecast. The Forecast was prepared on the basis of reasonable estimates concerning the business of Niobec and, except as set out in section (q) of the IAMGOLD Disclosure Letter, Niobec’s 2014 operations and performance, from the commencement of the fiscal year to the date of this Agreement, are consistent in all material respects with the Forecast.

(r)	Inventories. Production inventories, as these are described in the Niobec Financial Statements and which are currently owned by Niobec, are good and usable and are capable of being processed and sold in the ordinary course of business. The Niobec production inventories have been maintained at levels sufficient for the continuation of Niobec’s business in the ordinary course of business.

(s)	Derivative Transactions. Except as set out in section (s) of the IAMGOLD Disclosure Letter and except in the ordinary course of business, neither Niobec nor the Subsidiary has any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions).

(t)	Intercompany Indebtedness. Except as provided for in the Niobec Financial Statements or as incurred in the ordinary course of business since December 31, 2013, Niobec and the Subsidiary, on the one hand, do not have any trade payables, receivables or indebtedness currently outstanding to IAMGOLD or its other subsidiaries, on the other hand (and vice versa), and Niobec and the Subsidiary have not guaranteed, assumed, indemnified or accepted any responsibility for any Liability of IAMGOLD or its other subsidiaries.

(u)

Books and Records. The financial books, records and accounts of Niobec, in all material respects: (i) have been maintained in accordance with IFRS, and (ii) fairly reflect the material transactions and dispositions of the assets and properties of Niobec. The corporate records and minute books for Niobec have been maintained in compliance in all material respects with applicable Laws.

(v)	No Undisclosed Liabilities. Except as set out in section (v) of the IAMGOLD Disclosure Letter and on the Latest Quarterly Balance Sheet and except for Liabilities incurred in the ordinary course of business since the date of the Latest Quaterly Balance Sheet: (i) neither Niobec nor the Subsidiary has any outstanding Liabilities; and (ii) neither Niobec nor the Subsidiary is a party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or any other similar commitment with respect to the Liabilities of any persons.

(w)	Absence of Certain Changes or Events. Since December 31, 2013, the business of Niobec has been conducted in the ordinary course of business and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2013, other than the transactions contemplated in this Agreement, in the Pre-Closing Transfer or as set out in Section (w) of the IAMGOLD Disclosure Letter, or in the ordinary course of business or as provided for in the Forecast, neither Niobec nor the Subsidiary has:

(i)	sold, leased, mortgaged, licensed, encumbered or otherwise alienated, transferred or otherwise disposed of any assets, rights or properties of Niobec or the Subsidiary that, individually or in the aggregate, have a value in excess of $2,000,000 other than production and inventory sold in the ordinary course of business, or created any special mode of ownership with respect thereof or caused its right of ownership to be dismembered;

(ii)	made any capital expenditure or commitment to do so which is not contemplated in the Forecast and which, individually or in the aggregate, is in excess of $2,000,000 of the amount contemplated in the Forecast;

(iii)	paid, discharged or satisfied any Liabilities that, individually or in the aggregate, have a value in excess of $2,000,000 other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Latest Quarterly Balance Sheet, incurred in the ordinary course of business since the Latest Quarterly Balance Sheet or as contemplated in the Forecast;

(iv)	other than in the ordinary course of business, increased its indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or otherwise became liable with respect to the Liabilities of any person;

(v)	made any bonus or profit sharing distribution or similar payment of any kind to any director, officer, employee or independent contractor of Niobec or the Subsidiary, except as may be required by the terms of a Contract of Niobec, a Collective Agreement or a Niobec Benefit Plan or under any arrangement, policy or management decision of Niobec;

(vi)	suffered any material shortage or any cessation or interruption of inventory shipments, supplies or ordinary services;

(vii)	settled, offered or proposed to settle, compromised, assigned or released any action, claim, investigation, arbitration or proceeding brought by or against Niobec or the Subsidiary that, individually or in the aggregate, have a value in excess of $2,000,000 ;

(viii)	cancelled or reduced any of its insurance coverage; or

(ix)	amended its articles, charter or by-laws or other comparable organizational documents.

(x)	Material Contracts. Section (x) of the IAMGOLD Disclosure Letter sets out the list of the Material Contracts. Assuming the Material Contracts are valid, binding on and enforceable against each party thereto other than Niobec or the Subsidiary, as the case may be, each Material Contract is a valid and binding obligation of Niobec or the Subsidiary, as the case may be, enforceable against Niobec or the Subsidiary, as the case may be, in accordance with its terms and except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. IAMGOLD has no reason to believe the Material Contracts are not enforceable against the counterparties thereto, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. As of the date of this Agreement, no material default or breach exists in respect of Material Contracts on the part of Niobec or, to the knowledge of IAMGOLD, any other party thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach by Niobec or, to the knowledge of IAMGOLD, any other party thereto or trigger a right of termination of any of the Material Contracts by Niobec or, to the knowledge of IAMGOLD, any other party, as applicable. As of the date of this Agreement, neither IAMGOLD nor Niobec has received written notice that a counterparty to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract.

(y)	Litigation. Except as set out in Section(y) of the IAMGOLD Disclosure Letter, there are no, and from the date of IAMGOLD’s acquisition of Niobec there have been no: (i)actions, lawsuits or proceedings, at law or in equity, by any person; (ii) grievances, arbitrations or alternative dispute resolution processes by any person; or (iii) administrative or other proceedings by or before (or to the knowledge of IAMGOLD any investigation by) any Governmental Entity, pending, or, to the knowledge of IAMGOLD, threatened, against or affecting Niobec or the Subsidiary. Neither Niobec nor the Subsidiary is subject to any judgment, order or decree entered in any lawsuit or proceeding that remains unsatisfied.

(z)	Taxes.

(i)	Niobec and the Subsidiary have duly and timely filed all Returns required to be filed by them prior to the date hereof and all such Returns are complete and correct in all material respects.

(ii)	Niobec and the Subsidiary have paid on a timely basis all Taxes which are due and payable, including all installments on account of Taxes for the current year, that are required to be paid by them (whether or not shown due on any Returns and whether or not assessed (or reassessed) by the appropriate Governmental Entity), all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested and in respect of which reserves have been provided in the Niobec Financial Statements and except as set out in section (z) of IAMGOLD Disclosure Letter.

(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy have been asserted by a Governmental Entity with respect to Taxes of Niobec or the Subsidiary , and Niobec and the Subsidiary are not a party to any action or proceeding for assessment or collection of Taxes and, to the knowledge of IAMGOLD, no such event has been threatened against Niobec or the Subsidiary or any of their assets and there are no matters under discussion, audit or appeal with any Government Entity relating to Taxes.

(iv)	To the knowledge of IAMGOLD, no claim has been made by any Governmental Entity in relation to unpaid Taxes in a jurisdiction where Niobec or the Subsidiary does not file Returns that Niobec or the Subsidiary are or may be subject to Tax by that jurisdiction.

(v)	Niobec and the Subsidiary have withheld or collected all amounts required to be withheld or collected by it on account of Taxes and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vi)	There are no outstanding agreements extending or waiving the statutory period of limitations or prescription period applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Niobec or the Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(vii)	Niobec and the Subsidiary have made available to the Purchaser in the Data Room a copy of all Returns, examination reports and statements for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired. No such Return has been refiled, amended or otherwise modified.

(viii)	Neither Niobec nor the Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(ix)	Niobec is not a non-resident within the meaning of the Tax Act.

(x)	Niobec is not a public corporation for purposes of the Tax Act.

(xi)	IAMGOLD is not a non-resident within the meaning of the Tax Act.

(xii)	Adequate provision has been made by Niobec and the Subsidiary in the Niobec Financial Statements or in the books and records of Niobec and the Subsidiary for all Taxes for any period for which Returns are not yet required to be filed, or for which Taxes are not yet due or payable. Since the date of the Niobec Financial Statements, no material Liability for Taxes has been incurred other than in the ordinary course of business.

(xiii)	There are no circumstances which exist and are expected to result in, or have existed and resulted in, the application to Niobec of any of section 17, subsection 18(4), or sections 78, 79, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any equivalent provision of the Tax legislation of any province or any other jurisdiction.

(xiv)	Niobec is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the GST/HST, and under applicable provincial Tax statutes in respect of all provincial Taxes which it is or has been required to collect. The registration numbers of Niobec are GST 822136917 RT0001 and QST 1217920961 TQ0001.

(xv)	Niobec has not made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its capital dividend account at the time of such election and has not made an “excessive eligible dividend designation” as defined in subsection 89(1) of that Act in respect of any dividend paid, or deemed by any provision of that Act to have been paid, on any class of shares of its capital.

(xvi)	All transactions between Niobec and a person with whom Niobec does not deal at arm’s length and who is not a resident of Canada were on terms and conditions that did not differ from those that would have been made between persons dealing at arm’s length and Niobec has made or obtained the contemporaneous documentation referred to in subsection 247(4) of the Tax Act where appropriate.

(xvii)	[Redacted - Commercially sensitive information]

(xviii)	[Redacted - Commercially sensitive information]

(xix)	[Redacted—Commercially sensitive information]

(aa)	Immovable Property.

(i)	Section (aa) of the IAMGOLD Disclosure Letter sets out a list of all material immovable properties (other than the Niobec Mining Rights) owned by Niobec (the “Niobec Immovable Property”). Niobec is the owner of all rights, title and interests in and to the Niobec Immovable Property, free and clear of any Liens, other than Permitted Liens.

(ii)	There are no material adverse claims and/or rights pending or, to the knowledge of IAMGOLD, threatened against or affecting the title to or ownership of the Niobec Immovable Property at law or before or by any Governmental Entity.

(bb)	Interest in Mining Rights.

(i)	Section (bb) of the IAMGOLD Disclosure Letter sets out a list of all of Niobec’s mining rights with respect to the Niobec Property (assuming the Pre-Closing Transfer has already occurred), including any material mining claim, mining concession, prospecting permit, mining lease and mining right within the meaning of the Mining Act (Quebec) (collectively, the “Niobec Mining Rights”).

(ii)	Niobec is the owner of all rights, title and interests in and to the Niobec Mining Rights, free and clear of any Liens, except for Permitted Liens.

(iii)	All of the Niobec Mining Rights have been recorded in the name of Niobec and duly registered in the Public Register of Real and Immovable Mining Rights kept by the Quebec Ministry of Energy and Natural Resources pursuant to Section 11 of the Mining Act (Quebec) and, except as set out in Section (bb) of the IAMGOLD Disclosure Letter, in the Land Register and its Register of Real Rights of State Resources Development, the whole to the extent required by and in compliance with applicable Laws, and are valid and in good standing and all rentals, fees, expenditures and other payments owed in respect thereof to Governmental Entities have been paid or incurred and all filings in respect thereof have been made to Governmental Entities subject to any abandonment processes that have been initiated.

(iv)	There are no material adverse claims pending or, to the knowledge of IAMGOLD, threatened against or affecting the title to or ownership of the Niobec Mining Rights at Law or before or by any Governmental Entity.

(v)	No person other than Niobec has any interest in the Niobec Mining Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(vi)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which affect Niobec’s interest in the Niobec Mining Rights.

(vii)	Subject to applicable Laws, the Niobec Mining Rights contain terms and conditions permitting Niobec to use or exploit the Niobec Mining Rights for Niobec’s current activities.

(viii)	To the extent required, Niobec has the surface rights from landowners or Governmental Entities required to operate the Niobec Mine as it is currently being operated and to explore the Niobec Mining Rights.

(ix)	Niobec has not received any written notice from any Governmental Entity of any revocation or intention to revoke any interest of Niobec in any of the Niobec Mining Rights.

(cc)	Mineral Reserves and Resources. The Technical Report was prepared in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of Niobec from the amounts disclosed in the Technical Report.

(dd)	Certain Information. Material information in the control or possession of IAMGOLD or its affiliates relating to the Niobec Mine’s mineralization has been made available to the Purchaser and such information has been prepared by IAMGOLD in a manner which is consistent with historical practices at Niobec and the statements, assumptions, and projections contained therein are fair and reasonable as and when produced and were made in good faith by the persons responsible therefor.

(ee)	No Expropriation. No property or asset of Niobec (including any Niobec Immovable Property or Niobec Mining Rights) has been expropriated or seized by any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced.

(ff)	Mine Safety. Except as set out in Section (ff) of the IAMGOLD Disclosure Letter, Niobec conducts, and has conducted in the twelve (12) months preceding the date of this Agreement, its activities at the Niobec Mine in compliance in all material respects with all Laws specifically applicable in the Province of Quebec to mine safety. Except as set out in Section (ff) of the IAMGOLD Disclosure Letter, to the knowledge of IAMGOLD, there have been no reported incidents of non-compliance in any material respect with such Laws in connection with operations or activities at the Niobec Mine site in the twelve (12) months preceding the date of this Agreement and the list provided in Section (ff) of the IAMGOLD Disclosure Letter includes a description of all material compensable injuries or deaths sustained by employees, contractors or visitors to the Niobec Mine during such twelve (12) month period.

(gg)	Permits. Niobec has obtained and is in compliance in all material respects with all Permits required by applicable Laws, necessary to conduct its current operations as they are now being conducted.

(hh)	Personal (movable) Property. Except as set out in Section (hh) of the IAMGOLD Disclosure Letter, Niobec has good and valid title, free and clear of all Liens (except for Permitted Liens), to the material personal (movable) property it owns. Niobec, as lessee, has the right under valid and subsisting leases to use, possess and control all material personal (movable) property leased by Niobec as used, possessed and controlled by Niobec.

(ii)	Leased Premises. Section (ii) of the IAMGOLD Disclosure Letter sets out a list of all of Niobec’s leased and/or subleased premises. The leases and/or subleases pursuant to which Niobec occupies leased premises are, to the knowledge of IAMGOLD, in full force and effect and there are no disputes relating thereto and, to the knowledge of IAMGOLD, Niobec is not in any material default in accordance with said leases and/or subleases.

(jj)	Environmental Matters. Except as set out in Section (jj) of the IAMGOLD Disclosure Letter,

(i)	Niobec, its business and operations, the Niobec Mine, the Niobec Property and the Niobec Immovable Property are in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits.

(ii)	Niobec is not subject to any Environmental Permits or Environmental Laws that require: (A) any material work, repairs, construction, change, modification in business practices or operations; or (B) any material expenditures, including capital expenditures, for facility upgrades, environmental investigation, remediation expenditures, closure or rehabilitation expenditures or any other similar expenditures.

(iii)	There are no (A) facts, circumstances, conditions existing currently which would reasonably be expected to subject Niobec to damages, losses, penalties, fines, injunctive relief or cleanup costs under any Environmental Laws, or which require or are reasonably expected to require cleanup, removal, rehabilitation, remedial action or other response by Niobec pursuant to applicable Environmental Laws; and (B) judgments, decrees, orders, requirements or citations related to or arising out of applicable Environmental Laws to which Niobec is subject or bound, Niobec has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws and (C) investigations by any Governmental Entity under any Environmental Laws concerning Niobec.

(iv)	To the knowledge of IAMGOLD, Niobec is not involved in operations and there are no facts, circumstances or conditions, including with respect to any Release of Hazardous Substances, that would reasonably be expected to result in Environmental Liabilities, except those in the ordinary course of business, including mine closure obligations.

(v)	Niobec has not received any claim, order, written request or notice from any Governmental Entity alleging a violation of any Environmental Law or demanding or imposing any cleanup, removal, rehabilitation, remedial action or other response that has not been resolved.

(vi)	All Environmental Permits necessary for Niobec to lawfully conduct its business and to own its assets have been obtained, are valid and in full force and effect and listed in Section (jj) of the IAMGOLD Disclosure Letter.

(vii)	To the knowledge of IAMGOLD, none of the Niobec Mine, the Niobec Property and the Niobec Immovable Property currently owned, leased or used by Niobec or over which Niobec currently has management or control: (A) has any Hazardous Substances located on, at, in or under them in violation of Environmental Laws; (B) has ever been used by Niobec, any person under its control or, any other person as a waste disposal site or as a licensed landfill in violation of applicable Laws; or (C) has, in violation of applicable Laws, including Environmental Laws, ever had asbestos, asbestos-containing materials, PCBs, lead, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them while owned, leased or used by Niobec or any person under its control, or while owned, leased or used by any other person.

(viii)	All material reports and documents relating to environmental matters arising under or related to any Environmental Laws applicable to Niobec, the Subsidiary, the Niobec Mine, the Niobec Property or the Niobec Immovable Property which are in the possession or under the control of Niobec or the Subsidiary have been made available to the Purchaser in the Data Room and to the knowledge of IAMGOLD, there are no other material reports or documents relating to such matters affecting Niobec, the Subsidiary, the Niobec Mine, the Niobec Property or the Niobec Immovable Property which have not been made available to the Purchaser in the Data Room.

(kk)

Hazardous Substances. The assets and properties currently owned, leased or used by Niobec have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. Niobec has not caused or permitted the Release of any Hazardous Substances at, in, on, under or from any real property currently owned, used or leased by Niobec. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties of Niobec have been handled, recycled, disposed of, treated and stored in compliance in all material respects with all Environmental Laws.

(ll)	Employee Benefits.

(i)	Section (ll) of the IAMGOLD Disclosure Letter sets out a list of the employee benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, medical, dental, disability, life insurance and similar plans or programs relating to the current or former employees, officers or directors of Niobec or the Subsidiary maintained, sponsored, contributed to or funded by IAMGOLD, Niobec or Subsidiary whether funded or unfunded, secured or unsecured, insured or self-insured, registered or unregistered under which Niobec or the Subsidiary has any Liability (the “Niobec Benefit Plans”) and specifically identifies each Niobec Benefit Plan that is maintained or sponsored by IAMGOLD (each a “Multi-Employer Plan”). A copy of the current Niobec Benefit Plans and of all relevant documentation relating to the Niobec Benefit Plans, including all contracts, agreements and undertakings, including all amendments to date (or written summaries of the terms thereof), all currently applicable booklets concerning the Niobec Benefit Plans which have been made available to individuals entitled to benefits under the Niobec Benefit Plans, and all actuarial and financial reports prepared in connection with such Niobec Benefit Plans, have been made available to the Purchaser in the Data Room. Except as set out in Section (ll) of the IAMGOLD Disclosure Letter, no Niobec Benefit Plan is a “registered pension plan”, “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan” or a “tax free savings account” as each such term is defined in the Tax Act.

(ii)	The Niobec Benefit Plans are in compliance in all material respects with all Laws applicable thereto. All the contributions and premiums in respect of each Niobec Benefit Plan have been made and paid in accordance with the terms of each Niobec Benefit Plan, the Collective Agreements and all applicable Laws.

(iii)	Except as set out in Section (ll) of the IAMGOLD Disclosure Letter and except in the context of negotiations in connection with Collective Agreements, Niobec does not plan, and it has not made any legally binding promise, commitment or announcement, to create any additional Niobec Benefit Plan or to improve or amend any Niobec Benefit Plan.

(iv)

There is no entity, other than Niobec, that is a participating employer in any Niobec Benefit Plan or that has any obligations under any Niobec Benefit Plan to provide benefits to any person who is not an employee or former employee of Niobec other than any Multi-Employer Plan. With respect to each Multi-Employer Plan, the only obligation of Niobec in respect of such plan is to remit the contributions, premiums or expenses specified in the applicable Collective Agreement or any participation agreement. Except as set out in Section (ll) of the IAMGOLD Disclosure Letter, Niobec has no obligation in respect of any funding deficit, withdrawal Liability or other contingent Liability under any Multi-Employer Plan.

(v)	Other than in accordance with any Niobec Benefit Plan, the Collective Agreements, applicable Laws or as disclosed in Section (ll) of the IAMGOLD Disclosure Letter, none of the Niobec Benefit Plans provide for retiree benefits or for benefits to former employees or to the beneficiaries or dependants of former employees.

(vi)	Except as set out in section (ll) of the IAMGOLD Disclosure Letter, all employee data necessary to administer each Niobec Benefit Plan in accordance with its terms and conditions and all applicable Laws is in possession of Niobec and such data is complete, correct, and in a form which is sufficient for the administration of each Niobec Benefit Plan.

(mm)	Labour and Employment.

(i)	Section (mm) of the IAMGOLD Disclosure Letter sets out the list of all employees of Niobec and its Subsidiary (without names) as of May 1, 2014, whether actively at work or not, listed by their employee number, together with, their position, location of employment, recognized length of service, current wages, salaries or hourly rate of pay, bonus, commissions, benefits, overtime entitlement, annual vacation entitlement in hours and accrued and unused vacation hours, and any other paid time-off entitlement in hours and accrued and unused hours of such paid time-off, status (i.e. full-time, part-time, temporary, casual, seasonal, student, etc.) and whether they are a member of a Certified Association. In addition, Section (mm) of the IAMGOLD Disclosure Letter lists any employee of Niobec and its Subsidiary currently on leave of absence, together with the type of leave, their approximate expected date of return to work, if known, and indicating whether the employee is in receipt of disability benefits or workers’ compensation benefits.

(ii)	Section (mm) of the IAMGOLD Disclosure Letter contains the list of each self-employed worker, agent and consultant of Niobec and the Subsidiary currently under contract with Niobec or the Subsidiary as of the date of this Agreement, including the nature of the services, consulting fees, commissions or other forms of compensation, any other material term of the agreement and the start date and end date, if applicable.

(iii)

Except for services provided pursuant to the terms of the services agreement dated August 31, 2011 between IAMGOLD and Niobec (the “Services Agreement”) all officers, directors, employees, self-employed workers, agents, consultants and contractors (the “Personnel”) engaged in the operation of the Niobec Mine are employed by Niobec or retained by

Niobec to provide services, as applicable, and the Personnel is sufficient to operate the Niobec Mine and is qualified to do so.

(iv)	Each self-employed worker, agent and consultant has been properly classified for Tax purposes by Niobec as a self-employed worker and, as of the date of this Agreement, Niobec has not received, nor are there any pending or, to the knowledge of IAMGOLD, threatened notices from any person disputing such classification. Except as set out in Section (mm) of the IAMGOLD Disclosure Letter, Niobec is not engaged with any personnel agency in respect of the Niobec Mine as of the date of this Agreement.

(v)	There are no outstanding assessments, penalties, fines, Liens, prosecutions or other amounts due or owing pursuant to any applicable workers’ compensation Law in relation to Niobec and Niobec has not been reassessed in any material respect under such legislation in the past three (3) years, except as set out in Section (mm) of the IAMGOLD Disclosure Letter, and, to the knowledge of IAMGOLD, no audit of Niobec is currently being performed pursuant to applicable workers’ compensation Law as of the date of this Agreement. Except as set out in Sections (ff) and (mm) of the IAMGOLD Disclosure Letter, there are no outstanding or pending claims which would materially adversely affect Niobec’s accident cost experience as of the date of this Agreement.

(vi)	IAMGOLD has made available to the Purchaser in the Data Room all outstanding orders and inspection reports under applicable occupational health and safety Laws (“OHSL”) relating to Niobec as of the date of this Agreement. There are no material prosecutions pending under OHSL in respect of Niobec. Niobec has complied in all material respects with any orders issued under OHSL and there are no appeals of any orders under OHSL currently outstanding.

(vii)	Sections (x) and (mm) of the IAMGOLD Disclosure Letter sets out a list of all Material Contracts (excluding Collective Agreements which are covered by (viii) below) with any Personnel. A copy of all such contracts (or in the case of any such contracts that are oral, written summaries of their terms) have been made available to the Purchaser in the Data Room. No current or former Personnel of Niobec has any agreement or arrangement with Niobec as to change of control, “golden parachute”, retention payment, payment or Severance Costs as a result of the completion of the transactions contemplated by this Agreement.

(viii)

Section (mm) of the IAMGOLD Disclosure Letter sets out a list of the Collective Agreements as well as their expiration date. Copies of these Collective Agreements have been made available to the Purchaser in the Data Room. Other than the Collective Agreements, there are no other such agreements in force with respect to the employees of Niobec, nor is there any Contract with any employee association. Except with respect to any

Certified Association that is a party to the Collective Agreements and negotiations related thereto, as set out in Section (mm) of the IAMGOLD Disclosure Letter, no union or employee bargaining agent or association holds bargaining rights with respect to any employees of Niobec, the Niobec Mine by way of certification or succession rights and, to the knowledge of IAMGOLD, no union, or employee bargaining agent or association has applied therefor. There are no current or, to the knowledge of IAMGOLD, threatened attempts to organize or establish any trade union or employee association with respect to Niobec, the Niobec Mine, nor has there been any such attempts in the last three (3) years. Except as set out in Section (mm) of the IAMGOLD Disclosure Letter, no Collective Agreement is currently being negotiated by Niobec or any other person in respect of the Niobec Mine.

(ix)	Niobec has not engaged in any material unfair labour practice and, as of the date of this Agreement, there is no material unfair labour practice complaint, grievance or arbitration proceeding pending or, to the knowledge of IAMGOLD, threatened against Niobec.

(x)	To the knowledge of IAMGOLD, as of the date of this Agreement, no association of employees or trade union has applied to have Niobec declared a common or single employer pursuant to applicable Laws or to have Niobec declared a successor employer in any jurisdiction in which Niobec carries on business.

(xi)	Except as set out in Sections (y) and (mm) of the IAMGOLD Disclosure Letter, as of the date of this Agreement, there are no pending grievances or arbitration proceedings under the Collective Agreements and, to the knowledge of IAMGOLD, Niobec has not committed any breach of its obligations under the Collective Agreements that has not been resolved.

(xii)	Other than that which could result from the ongoing or upcoming Collective Agreement negotiations, there is not currently any actual, pending or, to the knowledge of IAMGOLD, threatened strike, work stoppage, picketing, lock-out, boycott, slowdown or other labour disruption involving the Personnel of Niobec.

(xiii)	Niobec does not plan, and has not made any legally binding promise, commitment or announcement to change the terms and conditions of (A) any written or oral Contract with any Personnel of Niobec; and/or (B) except in the context of the ongoing or upcoming Collective Agreement negotiations, the Collective Agreements.

(xiv)

Except as set out in Sections (y) and (mm) of the IAMGOLD Disclosure Letter, Niobec has operated in compliance in all material respects with all applicable Laws with respect to employment and labour matters, including relating to wages, hours of work, vacation pay, overtime pay, employment equity, occupational health and safety, workers’ compensation, pay equity, termination of employment, French language, conditions of employment, employment insurance, pension contributions, human rights and labour relations and, as of the date of this Agreement, there are no outstanding claims, complaints, investigations or orders under any such Laws.

(xv)	As of the date of this Agreement, (i) to the knowledge of IAMGOLD, no employee or former employee of Niobec is or has been, during his or her employment with Niobec an illegal or undocumented worker and (ii) all current or former employees of Niobec have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in its applicable jurisdictions. Section (mm) of the IAMGOLD Disclosure Letter sets out, in respect of each employee who is employed pursuant to a work permit, the expiry date of such work permit and whether Niobec has made any attempts to renew such work permit.

(xvi)	As of June 30, 2014, all amounts due and owing or accrued as due but not yet owing for all salary, wages, overtime or any benefits or contributions pursuant to any Niobec Benefit Plans have been paid or, if accrued, are properly reflected in the Niobec Financial Statements in compliance with IFRS.

(xvii)	To the knowledge of IAMGOLD, Niobec has not been informed by any managerial or key employee or group of employees of Niobec that any of them have any plans to terminate their employment.

(xviii)	A copy of the Niobec employee manuals, programs and written policies which apply to employees of Niobec, excluding those concerning work methods (“Employee Policies”) has been made available to the Purchaser in the Data Room. To the extent allowed by applicable Laws, the Employee Policies can be amended or terminated by Niobec.

(nn)	Compliance with Laws. Except as set out in Sections (ff) and (mm) of the IAMGOLD Disclosure Letter, Niobec and the Subsidiary are, and have been since October 1, 2011, in compliance in all material respects with Laws and IAMGOLD and Niobec’s internal policies applicable to the operations of the Niobec Mine as currently conducted and Niobec has not received any written notice from any Governmental Entity of any alleged violation of any such Laws or made any changes to any of its practices or policies that have been made available to the Purchaser in the Data Room, which includes such material internal policies.

(oo)

Related Party Transactions. Except as set out in Section (oo) of the IAMGOLD Disclosure Letter or in the Niobec Financial Statements, there are no Contracts currently in place between Niobec or the Subsidiary, on the one hand, and, on the other hand: (i) IAMGOLD or any of its affiliates other than Niobec or the Subsidiary; (ii) any officer or director of Niobec or the Subsidiary, as applicable, other than employment or consulting agreements entered into in the ordinary course of business; or (iii) to the knowledge of IAMGOLD, any affiliate or associate of any such officer, director.

(pp)	Insurance. Section (pp) of the IAMGOLD Disclosure Letter sets out all IAMGOLD Policies and the Business Policies as at the date of this Agreement. Such policies are in amounts, with such deductibles, and insure against such risks and losses as are, to the knowledge of IAMGOLD, customary for businesses similar to the business carried on by Niobec and the Subsidiary. Each of the IAMGOLD Policies and the Business Policies is in full force and effect and in good standing and each of IAMGOLD, Niobec and the Subsidiary are not in default, as applicable, whether as to payment of premiums or otherwise, under the terms of any such insurance policy nor has IAMGOLD, Niobec or the Subsidiary, as applicable, failed to give any notice or present any claim under any such insurance as required or permitted, as applicable, thereunder. There has not been any material adverse change in the relationship of each of IAMGOLD, Niobec or the Subsidiary with its insurers and neither IAMGOLD, Niobec nor the Subsidiary has received notice or, to the knowledge of IAMGOLD, are otherwise aware of an insurer’s intention to either claim any default on the part of IAMGOLD, Niobec or the Subsidiary, or not to renew any policy of insurance on its expiry or to increase any deductible or cost (except to the extent such results from the ordinary course of the insurance business). A copy of each of the IAMGOLD Policies and Business Policies have been delivered to the Purchaser.

(qq)	Condition and Sufficiency of Assets and Properties. Except as set forth in Section (qq) of the IAMGOLD Disclosure Letter, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of Niobec and the Subsidiary, in all material respect are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by Niobec or the Subsidiary, together with all other properties and assets of Niobec and the Subsidiary, are sufficient for the conduct of the business of Niobec and the Subsidiary, as applicable, after Closing in substantially the same manner as conducted prior to the Closing and as reflected on the Niobec Financial Statements, and constitute all of the material rights, property and assets necessary to conduct the business of Niobec and the Subsidiary as currently conducted. Except as set forth in Section (qq) of the IAMGOLD Disclosure Letter, there are no buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property used by Niobec or the Subsidiary in the conduct of their businesses that is material to conducting their businesses in the ordinary course that is owned or held by IAMGOLD.

(rr)	Intellectual Property. Except for Intellectual Property that is Information Technology, the Intellectual Property that is used by and material to Niobec in the conduct of its business is as set out in section (rr) of the IAMGOLD Disclosure Letter along with an identification of whether such Intellectual Property is owned or licensed. As of the date of this Agreement: (i) Niobec owns all rights, title and interest in and to, or is validly licensed or otherwise has been granted the right to use, in all material respects, the Intellectual Property used by Niobec in the conduct of its business, (ii) Niobec is not aware of any claim to the contrary or any challenge by any other person to the rights of Niobec with respect to the Intellectual Property listed in section (rr) of the IAMGOLD Disclosure Letter, (iii) all applications for registrations of Intellectual Property owned by Niobec are set out in Section (rr) of the IAMGOLD Disclosure Letter; (iv) to the knowledge of IAMGOLD, Niobec’s business, as now conducted, does not infringe, misappropriate or conflict in any material respect with any third party Intellectual Property, and (v) to the knowledge of IAMGOLD, no third party is infringing, misappropriating or in conflict with any Intellectual Property of Niobec in any material respect. As of the date of this Agreement and except as set out in Section (rr) of the IAMGOLD Disclosure Letter, there is no Intellectual Property used by Niobec in the conduct of its business in and to which the rights, title and interest are owned by IAMGOLD, or for which it is licensed to IAMGOLD or which IAMGOLD otherwise holds the right to use. Except as set out in Section (rr) of the IAMGOLD Disclosure Letter, Niobec has not received any written notice or claim of infringement or misappropriation of, or conflict with, asserted rights of others with respect to any Intellectual Property and to the knowledge of IAMGOLD, there is no reasonable basis for any such claim.

(ss)	Information Technology. The material Information Technology that is used by Niobec in the conduct of its business is as set out in section (ss) of the IAMGOLD Disclosure Letter. As of the date of this Agreement: (i) Niobec owns all rights, title and interest in and to, or is validly licensed or otherwise has the right to use, in all material respects, the Information Technology and off-the-shelf software and hardware used by Niobec in the conduct of its business, (ii) Niobec is not aware of any claim to the contrary or any challenge by any other person to the rights of Niobec with respect to the Information Technology and off-the-shelf software and hardware used by Niobec in the conduct of its business, and (iii) to the knowledge of IAMGOLD there has not been an uncured material breach of any agreement relating to material Information Technology used by Niobec in the conduct of its business. As of the date of this Agreement and except as set forth in Section (ss) of the IAMGOLD Disclosure Letter, there is no material Information Technology used by Niobec in the conduct of its business in and to which the rights, title and interest are owned by IAMGOLD, or for which it is licensed to IAMGOLD or which IAMGOLD otherwise holds the right to use.

(tt)	Restrictions on Business Activities. There is no judgement, injunction, order, decree binding upon Niobec that prohibits, materially restricts or materially impairs the business of Niobec as currently conducted.

(uu)	Anti-Money Laundering. The operations of Niobec and the Subsidiary are, and have been conducted at all times, in compliance in all material respects with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding or investigation by or before any Governmental Entity involving Niobec or the Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of IAMGOLD, threatened.

(vv)	Anti-Corruption.

(i)	Neither Niobec, the Subsidiary nor any of their directors, officers or employees, has knowingly offered or given and, to the knowledge of IAMGOLD, no person that has knowingly offered or given on behalf of Niobec or the Subsidiary, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)	influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Niobec or the Subsidiary in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Niobec or the Subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)	There have been no actions taken by Niobec or, IAMGOLD or the Subsidiary, or, to the knowledge of IAMGOLD, any persons on behalf of any of them, that would cause Niobec or the Subsidiary to be in violation in any material respect of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the UK Bribery Act of 2010, (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which Niobec or the Subsidiary conduct their business and to which Niobec and the Subsidiary are subject and IAMGOLD, Niobec and the Subsidiary have policies and procedure in place in respect thereof.

(iii)	The financial records of Niobec have at all times been maintained in compliance in all material respects with the Corruption Acts.

(iv)	To the knowledge of IAMGOLD, there are no active proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Niobec or the Subsidiary operates, against Niobec, the Subsidiary, nor any of its directors, officers, employees, or to the knowledge of IAMGOLD, threatened against, Niobec, the Subsidiary or any of their directors, officers and employees.

(ww)	First Nations and Native Matters. Except as set out in Section (ww) of the IAMGOLD Disclosure Letter, Niobec (i) is not a party to any written agreement with First Nations in relation to the Niobec Property; (ii) has not engaged or is currently involved in any disputes, substantive discussions or negotiations with First Nations in relation to the Niobec Property; and (iii) has not received notice of any claim for which it has been served, either from First Nations or any Governmental Entity, alleging that the Niobec Property has in any way infringed upon or has an adverse effect on aboriginal rights or interests.

(xx)	Joint Venture, Partnerships and Similar Arrangements. Except as set out in Section (xx) of the IAMGOLD Disclosure Letter, Niobec is not a party to any joint venture, partnership or similar arrangements.

(yy)	Capital Expenditure. For the period commencing on January 1, 2014 to the date hereof, Niobec’s total capital expenditure, on a consolidated basis, was greater than US$28.8M.

SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)	Organization. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease, and operate its assets and properties and conduct its business as now owned and conducted to complete the transactions contemplated in this Agreement.

(b)	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and, with respect to the Transaction Documents, will have such power and authority at the Closing Time. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the Transaction Documents and the completion of the transactions contemplated hereunder or thereunder have been and shall be, at the Closing Time, as applicable, duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and all Transaction Documents or the completion of the transactions contemplated hereunder or thereunder.

(c)	Execution and Binding Obligation. This Agreement has, and at the Closing Time the Transaction Documents will have, been duly executed and delivered by the Purchaser, and, assuming that each of the foregoing constitutes a legal, valid and binding agreement enforceable each counterparty thereto, constitute or shall constitute, as applicable, legal, valid and binding agreements of the Purchaser enforceable against it in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Violation. None of the execution and delivery of this Agreement by the Purchaser, the completion of transactions contemplated hereby, or compliance by the Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles or by-laws of the Purchaser or (B) any material contract or other instrument or obligation to which the Purchaser or any of its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which the Purchaser or any of its subsidiaries is bound, or (C) subject to obtaining the Competition Act Approval and the Investment Canada Act Approval, violate any Law applicable to the Purchaser or any of its subsidiaries or any of its properties or assets, except in the case of (A) through (C) as would not reasonably be expected to, individually or in the aggregate, materially adversely affect the ability of the Purchaser to perform its obligations under this Agreement.

(e)	Regulatory Approvals. Except for the Competition Act Approval and the Investment Canada Act Approval, there is no requirement on the part of the Purchaser to make any filing with or give any notice to any Governmental Entity, or obtain any order, permit, approval, waiver, licence or similar authorization from any Governmental Entity in connection with the completion of the transactions contemplated by this Agreement, which, if not obtained individually or in the aggregate, would be reasonably expected to materially adversely affect the ability of the Purchaser to perform its obligations under this Agreement.

(f)	Sole Purpose Corporation. Purchaser was incorporated solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

(g)	Financing. The Purchaser has delivered to IAMGOLD true and complete copies of (i) a fully executed debt commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Debt Commitment Letter”) from National Bank of Canada, National Bank Financial Markets and The Bank of Nova Scotia (collectively, the “Lenders”) confirming their respective commitments to provide the Purchaser with debt financing in the amounts set forth therein in connection with the transactions contemplated by this Agreement (the “Debt Financing”) and (ii) a fully executed equity commitment letter made by Magris Resources Inc., ION Investments B.V. and CEF Holdings Ltd. (collectively, the “Sponsors”), including all applicable annexes, exhibits, schedules and other attachments thereto (the “Equity Commitment Letter” and together with the Debt Commitment Letter, the “Financing Commitment Letters”) from the Sponsors confirming its commitment to provide the Purchaser with equity financing in the amount set forth therein in connection with the transactions contemplated by this Agreement, in each case subject to the terms and conditions contained therein (the “Equity Financing”) and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that IAMGOLD has the rights specified thereunder.

The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of the Purchaser and the other parties thereto, assuming that the Equity Commitment Letter constitutes a legal, valid and binding agreement enforceable each counterparty thereto. The Debt Commitment Letter is in full force and effect and is a valid and binding obligation of the Purchaser and the other parties thereto, assuming that the Debt Commitment Letter constitutes a legal, valid and binding agreement enforceable each counterparty thereto. Assuming due and valid execution by each other party thereto, each of the Financing Commitment Letters is enforceable by the Purchaser against the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction). As of the date hereof, none of the Financing Commitment Letters has been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect in a manner that would adversely affect the ability of the Purchaser to complete the transactions contemplated by this Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters, and the Purchaser has no reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the Financing will not be made available to the Purchaser at Closing. Other than the Financing Commitment Letters, there are no side letters or other contracts, arrangements or understandings (written or oral) directly or indirectly related to the Financing (except for customary fee letters and engagement letters relating to the Debt Financing, a copy of each of which has been provided to IAMGOLD prior to the date hereof, and non-disclosure agreements relating to the Debt Financing that do not impact the conditionality or amount of the Financing). Subject to the terms and conditions of the Financing Commitment Letters and assuming the satisfaction of the conditions set forth in this Agreement, the aggregate proceeds of the Financing are in an amount sufficient to consummate the transactions contemplated by this Agreement. The Purchaser has fully paid any and all commitment fees or other fees required by the Financing Commitment Letters to have been paid as of the date hereof. The Equity Commitment Letter provides, and will continue to provide, that IAMGOLD has the rights to enforce the Equity Commitment Letter, but only on the terms and subject to the limitations set forth in Section 10.4.2 of this Agreement.

(h)

Limited Guarantee. Concurrently with the execution of this Agreement, the Purchaser has delivered to IAMGOLD a limited guarantee of Magris Resources Inc., ION Investments B.V. and CEF Holdings Ltd. (collectively, the “Guarantors”) in favor of IAMGOLD, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”), pursuant to which the Guarantors have guaranteed, on a several (and not joint) basis, the Financing Failure Payment, if and when required to be paid by the Purchaser in accordance with the terms of this Agreement and the Purchaser Breach Payment, if and when required to be paid by the Purchaser in accordance with the terms of this Agreement. The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantors and the other parties thereto, assuming that the Limited Guarantee constitutes a legal, valid and binding agreement enforceable each counterparty thereto, enforceable in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.

(i)	Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser threatened, against the Purchaser before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated hereby.

SCHEDULE 5.1.1

NON-NIOBIUM TRANSFER AGREEMENT

[Redacted - Confidential agreement]

SCHEDULE 5.1.2

NIOBEC TRANSFERRING ASSETS

•	the books and records related exclusively to the operation of the Niobec Mine and the activities, of any nature or kind, carried on at the Niobec Mine, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, list of suppliers and customers, business reports, plans and projections and all other documents and other data and information, financial or otherwise, including all computer files

•	patent application relating to “a process to produce anhydrous rare earth chlorides from an ore containing rare earths” filed on December 6, 2013, as amended June 9, 2014

SCHEDULE 5.15

CONTINUING IAMGOLD/NIOBEC AGREEMENTS

•	Master Transfer Agreement between IAMGOLD Corporation and Niobec Inc. dated August 31, 2011

•	Non-Niobium Transfer Agreement

•	Gross Proceeds Royalty Agreement

•	Non-Competition Agreement

•	Transition Services Agreement

SCHEDULE 6.2(C)(III)

TRANSITION SERVICES AGREEMENT

[Redacted - Confidential agreement]

SCHEDULE 6.2(C)(IV)

NON-COMPETITION AGREEMENT

[Redacted - Confidential agreement]

SCHEDULE 6.2(C)(VI)

TITLE OPINION

[Redacted - Confidential information]